Exhibit 99.1

BIOVAIL AT A GLANCE

Biovail Corporation is a technology-rich specialty pharmaceutical company specializing in the development, manufacture, sale and marketing of controlled-release medications for the treatment of chronic medical conditions. Biovail’s core strategy is to apply its world-leading drug-delivery technology portfolio to develop enhanced formulations of late-stage, pre-market and marketed compounds that provide clinically meaningful benefits to patients. The Company’s main therapeutic areas are cardiovascular disease, central nervous system disorders and pain management. Biovail’s products are sold either through the Company’s own sales and marketing organizations or through strategic marketing partnerships. Biovail maintains an active drug-development pipeline, and its proprietary technology platforms are currently being applied to more than 25 promising pharmaceutical products. Biovail operates facilities in the U.S., Canada, Ireland, Barbados and Puerto Rico. Biovail Corporation, with approximately 1,750 employees worldwide, trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

Financial Highlights

Corporate Profile

Letters to Shareholders

Strategic Overview

Controlled-Release Drug Delivery

Our Markets

Cardiovascular Disease

Central Nervous System Disorders

Pain Management

Biovail Brands

Product Pipeline

Financial Review

In November 2004, Biovail’s main production facility at Steinbach, Manitoba, produced its one billionth unit of Wellbutrin XL®, the Company’s extended-release, bupropion-based formulation for the treatment of depressive illnesses in adults.

FINANCIAL HIGHLIGHTS

Years ended December 31 [All dollar amounts expressed in thousands of U.S. dollars, except per share data]

	2004	2003	2002

Product sales	$841,446	$632,898	$645,986

Revenue	886,543	823,722	788,025

Net income (loss)	160,994	(27,265)	87,795

Basic earnings (loss) per share	$1.01	$(0.17)	$0.58

Diluted earnings (loss) per share	$1.01	$(0.17)	$0.55

Total assets	$1,711,060	$1,922,774	$1,833,804

Long-term obligations	478,936	822,927	747,350

Shareholders’ equity	1,053,913	881,595	845,686

Cash flows from operating activities	$277,090	$281,979	$334,104

2003 REVENUE MIX	2004 REVENUE MIX

REVENUE	PRODUCT SALES	SHAREHOLDERS’ EQUITY	LONG-TERM OBLIGATIONS

Millions of U.S. dollars

CORPORATE PROFILE

Biovail Corporation (TSX, NYSE:BVF), with its corporate headquarters in Mississauga, Ontario, is one of the world’s leading technology-rich specialty pharmaceutical companies. With revenues of more than $886 million in 2004, the Company is engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products, both directly and through partners.

Biovail’s position of leadership as an innovative developer of medicines is based on its use of advanced drug-delivery technologies that provide significant therapeutic advantages over existing formulations. The Company has a number of proprietary drug-delivery platforms that can be applied to existing in-market drugs to develop enhanced formulations that offer more consistent drug release, greater patient compliance and, potentially, superior efficacy and lower incidence of side effects.

More specifically, Biovail’s expertise lies in the area of oral controlled-release drug delivery. Biovail has several different proprietary, drug delivery technology platforms, including Consurf®, CEFORM®, Shearform®, Enhanced Absorption and FlashDose®. These proven technologies are highly flexible, providing a broad range of release profiles that can be tailored to the physical, chemical and clinical properties of any given drug compound.

Biovail focuses on the development and commercialization of products primarily in its core therapeutic categories, including cardiovascular disease; central nervous system disorders; pain management; and other niche areas. Its branded, promoted products include Wellbutrin® SR, Retavase®, Zyban® and Tiazac® XC in Canada, and Zovirax® Ointment and Zovirax® Cream in the United States. Biovail’s products are sold primarily in North America directly through its sales operations – Biovail Pharmaceuticals Canada of Mississauga, Ontario and Biovail Pharmaceuticals, Inc. of Bridgewater, New Jersey – or are sold and marketed globally through strategic alliances and partnerships.

Biovail’s strong position in the pharmaceuticals industry can also be attributed to the depth of its pipeline of products. The Company believes that the market potential of products in its research-and-development pipeline are key to its strategy for future success and sustainable growth. Additionally, Biovail selectively invests in strategic technology partnerships, early-stage development companies, and has made acquisitions that add to Biovail’s core operations.

Biovail controls all facets of its research-and-development efforts, including formulation development, clinical studies, regulatory submissions and manufacturing.

The Company’s Contract Research Division, based in Toronto, is an independent operation that provides full-service bioanalytical, biopharmaceutic and statistical analysis, as well as the resources of two fully equipped live-in clinics to third-party international and domestic pharmaceutical companies. Research is also conducted at Biovail Technologies Ltd. In Chantilly, Virginia, and Biovail Technological (Ireland) Limited in Dublin.

Biovail operates a full-scale, state-of-the-art pharmaceutical manufacturing facility in Steinbach, Manitoba. The Company has two other facilities in Puerto Rico – one in Dorado and one in Carolina.

For more information about Biovail Corporation and its subsidiaries, visit the Company’s Web site at www.biovail.com

Biovail Corporation is a world leader in the field of drug-delivery technologies. The Company’s new Strategic Plan, the first phase of which was announced in May 2005, has confirmed that the Company’s core competency is applying drug-delivery technologies to existing in-market compounds to create clinically meaningful enhancements.

Eugene Melnyk

Executive Chairman of the Board

VISION

BIOVAIL ASPIRES TO BE THE WORLD’S PREMIER SPECIALTY PHARMACEUTICAL COMPANY.

Dear Fellow Shareholder:

At Biovail, a company founded in the spirit of entrepreneurship, integrity is a value held in high regard by each and every one of us. Throughout the years, integrity has become an important part of our culture. Going forward, it will continue to occupy a place of prominence in shaping the way we run our business.

No doubt this belief is not unique to Biovail. If you were to ask top executives across the board what they believe to be their company’s most critical asset, chances are their answer would be, their corporate reputation. This is not particularly surprising when you consider that a company’s reputation, which can take years to earn, can be significantly damaged by a single action or decision.

The realities of doing business in the global economy have added multiple layers of complexity to company operations. In the wake of Sarbanes-Oxley and increasingly tighter controls by regulatory bodies in Canada and the United States, it has become more important than ever for publicly traded companies to govern themselves accordingly – figuratively and literally.

Corporate governance now occupies a prominent place in the boardrooms of publicly held companies – and Biovail is no exception. Biovail recognizes that good corporate-governance policies are critical to winning and maintaining the confidence of external stakeholders – and to enhancing shareholder value. That’s why, in June 2004, we at Biovail initiated a full-scale corporate-governance enhancement initiative to make our governance practices even better.

The governance-enhancement measures approved and implemented to date have resulted in changes to Board structure, composition, processes, practices and recruitment. They fall under three broad headings – defining the responsibilities of the Board and management; enhancing Board effectiveness; and increasing transparency to, and communication with, shareholders. And to ensure that the Board is able to draw upon the most current practices, the Company has retained the services of two expert consulting firms – both of which are leaders in their respective areas.

One of the steps in this process affected me directly. In October 2004, I announced the separation of the roles of Chairman and Chief Executive Officer, and the appointment of Dr. Douglas Squires to the latter role. Prior to this, I had held both positions since December 2001. As Executive Chairman, my primary focus is to work with the Board and management to set the broad vision and strategy for the Company, and on governance-related matters.

Biovail is also moving to establish a succession process designed to ensure the continuous renewal of its Board. This process includes identifying the appropriate representation of various skills and experiences that will enhance the Board’s effectiveness. To this end, the Corporate Governance Committee of the Board retained a leading global executive-search firm with considerable experience in governance advisory and Board-recruitment assignments to help us identify candidates for possible election to the Board at the Company’s Annual and Special Meeting of Shareholders (AGM) on Tuesday, June 28, 2005 in Toronto. Two new independent director candidates – Jamie Sokalsky, Executive Vice-President and Chief Financial Officer of Barrick Gold Corporation, one of the largest gold-mining companies in the world; and William (Bill) Wells, Chief Financial Officer of Bunge Limited, a $25-billion public company engaged in the global agribusiness, fertilizer and food-product industries – will be considered by the Company’s shareholders at the AGM.

The adoption of voting to elect individual directors – effective at the 2005 AGM – is yet another tangible step toward enhanced corporate governance. This is an important move away from traditional slate voting and provides Biovail’s shareholders with the opportunity to cast separate votes for, or withhold their support from, each candidate for election to the Board.

Few would argue that today, Boards of Directors have more responsibility and are more accountable than ever. Biovail’s Board of Directors has resolved to establish a Risk and Compliance Committee effective immediately following the AGM. This committee will be responsible for reviewing with management the risks facing Biovail, the management of those risks, and the development and implementation of Biovail’s Strategic Plan in light of those risks. It will also assist the Board in overseeing Biovail’s compliance programs.

To help directors become intimately familiar with all aspects of its business, Biovail’s Board has adopted a formal orientation program to help new directors contribute effectively to the work of the Board as quickly as possible. It has also instituted a comprehensive continuing-education program to keep directors current with respect to Biovail’s business and their responsibilities as directors. All members of the Biovail Board are now members of the Institute of Corporate Directors – the only membership association in Canada solely dedicated to representing the profession of directors.

In the Board Shareholder Confidence Index by the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management (issued last November before Biovail had announced the split of the Chairman and CEO roles and the initiation of its Board-renewal and succession processes), Biovail received an “A” ranking. In the five ratings categories, Biovail received an

“AAA” ranking in three; an “AA” in one; and a “B” in one. Although the ranking was favorable, Biovail recognizes that there is more to be done. In addition, in May 2005, Biovail announced the results of a corporate-governance assessment conducted by Standard & Poor’s. The Company’s overall score of 6+ is at the top end of the “moderate” ranking on the scale used by Standard & Poor’s to rank corporate-governance practices.

In 2005, a significant part of my mandate as Executive Chairman will be to continue to lead Biovail’s efforts toward further enhancing its corporate-governance practices. I will continue to lead the Board’s contribution, in conjunction with Dr. Squires and his management team, to set the broad vision and strategy for Biovail’s long-term growth and success.

Leading experts agree that good governance leads to – and is one of the principal causes of – good corporate performance. Not only does it facilitate the ability of the Board and management to serve the best interests of the shareholder, but it also goes hand in hand with corporate responsibility and accountability.

In closing, I would like to take this opportunity on behalf of Biovail’s Board of Directors to thank our shareholders for their continuing support and confidence. Rest assured that our Board is committed to providing the marketplace and independent observers with the confidence they expect and deserve. I trust that the actions we’ve taken – and will take – fully reflect our dedication to an effective, transparent and accountable governance environment.

Eugene Melnyk
Executive Chairman of the Board

Dr. Douglas Squires

Chief Executive Officer

MISSION

BIOVAIL IS A SPECIALTY PHARMACEUTICAL COMPANY THAT APPLIES ADVANCED DRUG-DELIVERY TECHNOLOGIES TO IMPROVE THE CLINICAL EFFECTIVENESS OF MEDICINES BIOVAIL DRIVES BUSINESS GROWTH BY COMMERCIALIZING THESE PRODUCTS BOTH DIRECTLY AND THROUGH PARTNERS.

Dear Fellow Shareholder:

For Biovail Corporation, 2004 can best be described as a year characterized by considerable challenge and opportunity – and one punctuated with great accomplishment. As we dealt with the reality of doing business in a dynamic industry that continues to be driven by rapid and unprecedented change, Biovail made tremendous progress toward further establishing itself as one of the world’s leading technology-rich, specialty pharmaceutical companies.

For many dynamic, growing companies, change is an omnipresent reality – and is embraced by Biovail. The challenges and opportunities we’ve overcome and identified have given those of us at Biovail plenty of reasons to feel optimistic and excited about the future. For Biovail, 2003 was a year of transition; 2004 was a year of execution and accomplishment.

Shortly after taking over as Chief Executive Officer in November of 2004, the Company’s executive management team initiated the development of a new long-term Strategic Plan for Biovail. The most critical priority of the Plan was to enhance the return on investment of our U.S. commercial operations, as the revenue potential of our portfolio of promoted products did not support the then-current level of commercial investment. In May 2005, we implemented the first phase of this Plan, restructuring our commercial approach to the primary-care market in the U.S., and establishing the immediate profitability of our U.S. operations. As a result of this realignment, we entered into a multi-faceted agreement with Kos Pharmaceuticals, Inc., which included an upfront payment of $104 million to Biovail, the divestiture of the Teveten® line and a supply agreement for Cardizem® LA, a reduction in headcount in our U.S. primary-care and cardiovascular specialty sales forces, and an agreement to collaborate with Kos on the development of up to three of Biovail’s cardiovascular pipeline products.

The development of a new Strategic Plan provides Biovail with the foundation upon which to move forward. The Strategic Plan will further enable us to refocus on our core competency of developing products utilizing drug-delivery technologies, while maintaining a specialty oriented commercial presence, and expanding existing relationships with key groups of stakeholders. We have adopted a commercialization model whereby we focus our promotional efforts on specialist physicians, while relying on strategic partners with established franchises to promote our pipeline products to primary-care physicians in the U.S.

RECORD FINANCIAL RESULTS

In 2004, Biovail moved with purpose to achieve its financial objectives. Total revenues for the year ended December 31, 2004 were $886.5 million, compared with $823.7 million in 2003, an increase of 8%. Net income for 2004 was $161.0 million, compared with a $27.3-million loss in 2003. U.S. GAAP diluted earnings per share for 2004 were $1.01, compared with a net loss of 17 cents for the 12 months ended December 31, 2003.

Product sales for the full year 2004 were $841.4 million, including a record $265.7 million in the fourth quarter, compared with $632.9 million for the comparable 12-month period in 2003, an increase of 33%. As a percentage of total corporate revenue, product sales were 95%. This solid performance is largely attributable to the ongoing success of Wellbutrin XL®, Biovail’s extended-release formulation of bupropion hydrochloride for the treatment of depression in adults. In August, increasing sales for Wellbutrin XL® moved Biovail into the third and highest tier of its pricing agreement with marketing partner GlaxoSmithKline (GSK). Developed by Biovail and licensed to GSK worldwide, except for Canada, Wellbutrin XL® exceeded the $1-billion mark in the United States in November – 14 months after it was commercialized. Biovail’s revenues for Wellbutrin XL® in 2004 were $317.3 million. Launched in September 2003, evidence of Wellbutrin XL®’s increasing position of prominence in the market was demonstrated in the fourth quarter as Biovail’s Wellbutrin XL® revenues hit $109.7 million, compared with $48.6 million for the comparable three-month period in 2003.

Biovail’s revenues from promoted products in 2004 (Cardizem® LA, Teveten®, Teveten® HCT, Zovirax® Ointment and Zovirax® Cream) were $146.7 million, compared with $172.4 million in 2003. This 15% decrease primarily reflected the impact of a change in the business model for pharmaceutical wholesalers in the U.S. in 2004. Notably, however, total prescriptions for these products increased 34% in 2004, relative to 2003. For the 12 months ended December 31, 2004, revenues for Cardizem® LA were $53.6 million, up 12% from the $47.7 million recorded in the same period in 2003 (Cardizem® LA was launched in April 2003), and total prescription volume increased 108% for the full year 2004. Although revenues for Teveten® and Teveten® HCT fell to $17.6 million in 2004, compared with $22.2 million for the full year 2003, total prescriptions increased 27%. Revenues for Zovirax® Ointment and Zovirax® Cream were $75.5 million in 2004, compared with $102.4 million for the comparable period in 2003, due to a reduction in wholesaler inventory levels, and as the topical herpes market continued to lose market share to oral formulations. However, at the end of 2004, the Zovirax® line held 64.8% of the topical herpes market.

Biovail Pharmaceuticals Canada (BPC) revenues were $101.9 million for the full year 2004, compared with $85.2 million in 2003. The key performance drivers for BPC were Wellbutrin® SR and Tiazac®. Total prescription volume for Wellbutrin® SR increased 22% in the fourth quarter of 2004, versus the comparable 2003 period. Total prescription volume for Tiazac® increased 16% in the fourth quarter of 2004, compared with the same period in 2003. During the fourth quarter of 2004, Biovail began shipping quantities of Tiazac® XC, a once-daily, extended-release formulation of diltiazem for the treatment of hypertension. Tiazac® XC was formally launched by the BPC sales force in Canada on January 25, 2005 and has, to date, achieved great formulary acceptance.

Legacy products generated revenues of $125.9 million in 2004, compared with $208.9 million in the year-ago period. The decrease in 2004 revenues is primarily attributed to expected year-over-year declines in total prescription volumes for these mature products. Other factors contributing to the decline include the genericization of Tiazac® in April 2003 and the termination in August 2004 of the sub-licensing agreement for Cedax. Biovail’s Board of Directors is in the process of evaluating a number of options to maximize the value of Biovail’s legacy assets.

Generic product sales for 2004 were $149.7 million, compared with $101.5 million for the comparable period in 2003, an increase of 47%. The increase in generic product sales was mainly due to strong sales of generic Adalat® CC and Cardizem® CD, the renegotiated agreement with our distribution partner Teva Pharmaceutical Inc., and the normalization of inventory levels at Teva in 2004.

PROLIFIC PIPELINE

Biovail’s extensive expertise in controlled-release drug-delivery technologies continued to facilitate – and will continue to allow – the Company to develop medicines that should enhance the quality of life. And with more than 25 products currently under development, Biovail will leverage its considerable expertise in this area to help provide a key pillar of the foundation upon which the Company will achieve its goals of sustainable long-term growth and profitability.

In 2004, Biovail filed four New Drug Applications (NDA) in the United States. The Company filed two NDAs for novel formulations of the analgesic medication tramadol hydrochloride for the treatment of moderate to moderately severe pain – one for a once-daily, extended-release tablet; the other for an orally disintegrating tablet version. In March 2005, Biovail learned that its Complete Response to the Approvable Letter received in November 2004 for extended-release tramadol will be treated as a Class II response; therefore subject to a six-month review. In May 2005, Biovail received FDA approval for its ODT version of tramadol. At this time, Biovail is in late-stage discussions with potential strategic partners to commercialize these products. Biovail also filed NDAs in 2004 for an orally disintegrating tablet formulation of Citalopram for the treatment of depression, and another with partner Depomed Inc. for Glumetza™, a once-daily formulation of metformin hydrochloride for the treatment of Type II diabetes. In March 2005, Biovail submitted a Complete Response to the Approvable Letter it received in February 2005 for Glumetza™; and in June 2005, received FDA approval for this product. Biovail is currently in late-stage discussions with several potential partners to commercialize this product in the U.S.

In November 2004, Biovail submitted a Complete Response to the FDA Approvable Letter for Zolpidem ODT, and in May 2005, received tentative FDA approval. Final approval for Zolpidem ODT cannot be made effective until the expiration of patent protection for Ambien in October 2006, which is held by Sanofi-Aventis.

In Canada, the Company submitted a New Drug Submission (NDS) with the Therapeutic Products Directorate (TPD) for Glumetza™ in 2004. In May 2005, Glumetza™ received TPD approval and will be launched to Canadian physicians by the BPC sales force. BPC expects to launch Glumetza™ in the fourth quarter of 2005. In August 2004, Biovail received marketing approval for Tiazac® XC for the treatment of hypertension, and successfully launched the drug in Canada on January 25, 2005. Building on the legacy of Tiazac®, Canada’s leading once-daily diltiazem formulation, Tiazac® XC features a new extended-release delivery system designed for bedtime administration, resulting in improved blood-pressure control during the early-morning hours, a key factor in reducing the incidence of adverse cardiac events.

Biovail’s formulation operations in Chantilly, Virginia and Dublin, Ireland continue their development efforts for novel formulations of several products, including bupropion, venlafaxine, tramadol, metoprolol, carvedilol and combination products involving metformin.

MANUFACTURING

Biovail’s manufacturing operations had a tremendously successful year in 2004. The strong performance of Wellbutrin XL® drove the Company’s manufacturing facilities to record levels of output in 2004. In conjunction with process improvements and manufacturing-efficiency enhancements, the Company’s facility at Steinbach produced approximately 1.4 billion dosage units. In February 2005, we announced plans for a $27.6-million expansion and optimization of the Steinbach facility, which will provide us with the added infrastructure and capacity to produce several drugs currently in development. Construction is now under way on the project, and it is expected to be completed in 2006.

2005 AND BEYOND – THE WAY FORWARD

Although Biovail made significant progress in 2004, it was clear that Biovail needed to reassess its strategic direction. While the Company’s strategic-planning process involved a review of all aspects of Biovail’s business, the first step was to achieve an immediately profitable commercial platform in the United States – and that has been done quickly, thoughtfully and intelligently.

Going forward, Biovail’s Strategic Plan has confirmed that the Company’s core competency is applying its proprietary drug-delivery technologies to existing in-market compounds to create clinically meaningful enhancements. Accordingly, Biovail intends to remain at the forefront of the industry by strengthening its technological and intellectual capabilities in this regard. Additionally, Biovail is exploring opportunities we’ve identified to further extend exclusivity and/or patent-protection periods for products it may develop in the future.

From a strategic perspective, Biovail’s approach to commercializing its products in the primary-care segment of the U.S. market is now predicated upon entering into strategic alliances with companies that have a strong primary-care capability and are committed to the applicable therapeutic area. Biovail will focus its promotional efforts on specialist physicians. Currently, the Company’s 85-member U.S. sales force details Zovirax® Ointment and Zovirax® Cream to dermatologists and women’s health practitioners. This specialty sales force model is characterized by lower infrastructure costs and increased operational flexibility. Accordingly, targeted sales forces can be scaled up quickly. Going forward, Biovail anticipates expanding into other specialty markets, such as neurology, central nervous system, and pain management, as pipeline opportunities and business-development activities warrant.

Our product-development activities will continue to focus on large markets and address unmet patient needs. Our current product-development pipeline aligns well with this strategy as a number of Biovail’s developmental products target the neurology, central nervous system and pain markets.

Let me reiterate that the past year, while challenging, was marked by many tremendous achievements upon which Biovail will continue to strengthen its position as an industry leader in the development of advanced controlled-release products. And I fully expect this new strategic approach will pave the way for additional, sustainable growth and profitability.

On behalf of Biovail’s employees throughout the world, I would like to thank our shareholders for their continued faith and ongoing support, as we endeavor to make 2005 our best year ever.

Dr. Douglas Squires
Chief Executive Officer

STRATEGIC OVERVIEW

Biovail’s core strategy is to apply its leading drug-delivery technology portfolio to develop enhanced formulations of late-stage, pre-market and marketed compounds that provide clinically meaningful benefits to patients. Biovail has a track record of success in taking products from the formulation stage to full-scale commercial manufacturing, as evidenced by the Company’s controlled-release generic pharmaceuticals, Tiazac®, Cardizem LA® and Wellbutrin XL®.

Upon the completion of a comprehensive review led by CEO Dr. Douglas Squires, the Company recently implemented the first phase of a new long-term Strategic Plan. To this end, in May 2005, Biovail restructured its approach to commercializing products in the U.S. primary-care market, and as a result, will now rely on strategic partners to promote its products in this highly competitive segment of the U.S. pharmaceutical market. Biovail will continue to focus its detailing efforts on specialist physician populations, where the associated infrastructure costs are lower. The Company currently has an 85-person specialty sales force calling on dermatologists and women’s health specialists. Looking forward, Biovail intends to expand into additional specialist markets as market conditions, pipeline opportunities and business-development activities warrant. In Canada, Biovail will continue to target both primary-care and specialist physicians through the efforts of Biovail Pharmaceuticals Canada’s well-respected sales force.

Importantly, Biovail’s product-development strategy remains unchanged; the Company continues to pursue opportunities in cardiovascular disease, CNS disorders and pain management where its drug-delivery technologies can add the most value. Biovail’s pipeline currently has over 25 programs under development. Products emerging from this pipeline that are suited to a primary-care audience will be manufactured and supplied to strategic partners for commercialization.

One of Biovail’s primary competitive advantages over other specialty pharmaceutical companies is its ability to apply state-of-the-art, drug-delivery technologies to existing medicines, making them better and easier to take.

CONTROLLED-RELEASE DRUG DELIVERY

Controlled-release products are formulated to release the drug’s active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations provide for greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; reduced side effects; greater convenience; and higher levels of patient compliance due to a simplified dosage schedule, compared with those of immediate-release drugs.

One of the more common applications of Biovail’s drug-delivery technologies involves developing once-daily formulations of pharmaceuticals that are currently dosed two, three, four or more times daily. Once-daily dosing carries significant benefits in terms of convenience and compliance; however, the potential also exists to improve the side-effect profile and enhance the overall efficacy of existing drugs. According to IMS, prescription growth for 2004 in the U.S. pharmaceutical market for all forms of controlled-release drugs was approximately 3.3%. The oral-dosage controlled-release segment of the market generated approximately $21.8 billion of revenues in 2004, an increase of 11% over the prior year. The impetus for growth in this segment comes from the proliferation of branded drugs at or near patent expiration and new product launches.

BIOVAIL’S DRUG-DELIVERY TECHNOLOGIES

Without question, Biovail’s core competencies originate in drug-delivery technologies. Biovail has a broad portfolio of oral drug-delivery technology platforms, which are applied to existing in-market drugs to develop enhanced formulations that provide clinically meaningful benefits to patients. These technologies include controlled release, enhanced absorption, rapid absorption, taste masking, colonic delivery and oral disintegration. Importantly, these technologies can be combined to develop, for example, a controlled-release, orally disintegrating, taste-masked tablet. Our drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry’s more complex delivery challenges. Biovail strives to be at the forefront of the industry through internal research-and-development efforts, as well as through licensing agreements with third-party, drug-delivery companies, whereby we seek to gain access to promising new and/or complementary technologies.

Importantly, Biovail has demonstrated the ability to transfer the Company’s drug-delivery technologies from the concept stage to full-scale commercial manufacturing of products incorporating these technologies. Our record of success in this regard includes products such as Cardizem® LA, Tiazac® and Wellbutrin XL®. Going forward, depending on the receipt of regulatory approvals and/or upon commercial launch, we anticipate manufacturing once-daily or orally disintegrating tablet (ODT) formulations of tramadol, Glumetza™ (metformin), Venlafaxine EA, Zolpidem ODT and other products currently under development.

Drug microsphere mounted on the head of a pin.

Particle size can be controlled to meet delivery requirements.	Taste-isolation coating on ibuprofen microspheres.

Biovail’s proprietary SR polymer coating system.	Significant tablet-size reduction is achieved compared to other technologies, ideal for high-dose and combination drugs.

Through our development efforts, Biovail continues to focus on providing pharmaceutical products to address existing and unmet primary-care patient needs in the United States – the world’s largest pharmaceutical market.

OUR MARKETS

Biovail’s primary markets include the United States, the world’s largest pharmaceutical market with total prescription spending of $235 billion in 2004, an 8% increase relative to 2003. Within that broader market, our therapeutic focus areas are cardiovascular disease (including Type II diabetes), central nervous system (CNS) disorders and pain management. We also maintain the flexibility to exploit niche markets, as we have with our Zovirax® products for the treatment of herpes.

Biovail also has a significant presence in the Canadian pharmaceuticals market – a market valued at C$15.4 billion in 2004. Key products within the Biovail Pharmaceuticals Canada (BPC) portfolio include Tiazac® XC and Wellbutrin SR®.

Cardizem LA®, Biovail’s extended-release diltiazem hydrochloride-based formulation for the treatment of hypertension, increased its total prescription volume by 108% in 2004.

Cardiovascular Disease

Biovail’s 2004 portfolio of commercial products was heavily weighted to cardiovascular products, including those for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction.

According to IMS, the U.S. market for cardiovascular products was valued at $34.4 billion in 2004, of which $16.2 billion was represented by anti-hypertensives.  In 2004, our commercial portfolio of cardiovascular therapeutic products in the U.S. included Cardizem® LA, Cardizem® CD, Tiazac®, Vasotec®, Vaseretic®, Teveten® and Teveten® HCT, Isordil®, and a number of generic pharmaceutical products. In addition, Biovail has received FDA approval for Glumetza™ - a once-daily formulation of metformin for the treatment of Type II diabetes. In May 2005, we entered into a strategic alliance with Kos Pharmaceuticals, Inc. whereby we divested Teveten® and Teveten® HCT, and entered into a supply agreement for Cardizem ® LA – allowing us to maintain a significant ongoing interest in Cardizem® LA’s success.

In Canada, the cardiovascular market was valued at C$2.2 billion in 2004. Biovail’s portfolio of cardiovascular products for the Canadian marketplace currently includes Tiazac® (the fastest-growing calcium-channel blocker in the country in 2004), Tiazac® XC, Cardizem® CD, Monocor® and Retavase®. Looking forward, the Company has received TPD approval for Glumetza™ and expects to launch the product to Canadian physicians in the fourth quarter of 2005.

As a front-line treatment for depressive illnesses in adults, Wellbutrin XL® has been well received by physicians in the United States, capturing 54.8% of all bupropion prescriptions in 2004.

Central Nervous System Disorders

Biovail’s commercial portfolio of central nervous system (CNS) products currently includes Wellbutrin XL®, Wellbutrin SR® (in Canada) and Ativan®. In addition, Biovail has received tentative FDA approval for Zolpidem ODT (sleep disorders), and FDA Approvable Letters for Citalopram ODT (depression) and Fluoxetine ODT (depression). Beyond these, development efforts are ongoing for novel formulations of venlafaxine (Effexor), bupropion (Wellbutrin) and other undisclosed programs. According to IMS, the U.S. market for CNS products was valued at $16.6 billion in 2004, of which $13.6 billion was represented by anti-depressants. In Canada, the CNS market was valued at C$1.5 billion in 2004; C$803 million of which was represented by anti-depressants.

Launched in September 2003 by our marketing partner GlaxoSmithKline (GSK), Wellbutrin XL®, an extended-release formulation of bupropion indicated as first-line therapy for the treatment of depression, has been well received by U.S. physicians, and at the end of 2004, had captured 54.8% of all bupropion prescriptions. Building on the success of Wellbutrin SR®, Wellbutrin XL® remains the most widely prescribed anti-depressant by psychiatrists. Pursuant to our manufacturing and supply agreement with GSK, we receive a three-tiered supply price that is based on the level of GSK’s net sales of Wellbutrin XL® in any given year.

The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, we receive a supply price of less than 25% of GSK’s net sales. In the second tier, the supply price escalates to a value between 25% and 30% of GSK’s net sales. In the highest tier, the supply price is greater than 30%. In 2004, Wellbutrin XL® was Biovail’s key revenue driver, generating revenues of $317 million and leading our manufacturing facilities to record levels of output. We are currently developing a number of line-extension candidates for Wellbutrin XL®, including a formulation for which we anticipate filing a New Drug Application in 2005.

Biovail’s pain-management franchise is anchored by extended-release and orally disintegrating tablet formulations of tramadol.

Pain Management

Pain management is another therapeutic area of focus for Biovail. The Company’s emerging pain franchise includes Tramadol ODT – an orally disintegrating tablet formulation of tramadol indicated for the treatment of moderate to moderately severe pain – for which Biovail recently received FDA approval. It is the Company’s intention to build a franchise of tramadol-based products. To this end, Biovail has received an FDA Approvable Letter for Tramadol ER (a once-daily formulation of the molecule), and is currently developing products consisting of tramadol in combination with acetaminophen, and in combination with an undisclosed non-steroidal anti-inflammatory drug, or NSAID. Other pain-management products in development include sumatriptan ODT – a FlashDose® formulation for the treatment of migraine headaches. According to IMS, the U.S. market for pain-management products was valued at $14.3 billion in 2004.

Biovail Brands

BIOVAIL PRODUCTS

The following table summarizes Biovail’s 2004 commercial portfolio:

PRODUCT	THERAPEUTIC AREA	INDICATION(S)	THERAPEUTIC MARKET SIZE*

PROMOTED PRODUCTS U.S.
CARDIZEM® LA (1)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

TEVETEN® (2)	CARDIOVASCULAR	HYPERTENSION	$16.2 BILLION

TEVETEN® HCT (2)	CARDIOVASCULAR	HYPERTENSION	$16.2 BILLION

ZOVIRAX® CREAM	ANTIVIRAL	HERPES LABIALIS (COLD SORES)	$1.3 BILLION

ZOVIRAX® OINTMENT	ANTIVIRAL	GENITAL HERPES	$1.3 BILLION

PROMOTED / DISTRIBUTED BY BIOVAIL PHARMACEUTICALS CANADA
TIAZAC®	CARDIOVASCULAR	HYPERTENSION / ANGINA	C$2.0 BILLION

TIAZAC® XC	CARDIOVASCULAR	HYPERTENSION	C$2.0 BILLION

WELLBUTRIN® SR	CNS	DEPRESSION	C$781 MILLION

MONOCOR	CARDIOVASCULAR	HYPERTENSION	C$2.0 BILLION

RETAVASE®	CARDIOVASCULAR	ACUTE MYOCARDIAL INFARCTION	C$43 MILLION

ZYBAN®	CNS	SMOKING CESSATION	C$96 MILLION

CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION / ANGINA	C$2.0 BILLION

DISTRIBUTED BY PARTNERS
TIAZAC® (3)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

WELLBUTRIN XL® (4)	CNS	DEPRESSION	$13.6 BILLION

LEGACY PRODUCTS
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

ATIVAN®	CNS	ANXIETY	$923 MILLION

TIAZAC®	CARDIOVASCULAR	HYPERTENSION	$16.2 BILLION

VASOTEC®	CARDIOVASCULAR	HYPERTENSION / CONGESTIVE HEART FAILURE	$16.2 BILLION

VASERETIC®	CARDIOVASCULAR	HYPERTENSION / CONGESTIVE HEART FAILURE	$16.2 BILLION

ISORDIL®	CARDIOVASCULAR	ANGINA	$264 MILLION

BIOEQUIVALENT (GENERIC) PRODUCTS
ADALAT CC
(NIFEDIPINE EXTENDED RELEASE) (5)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

CARDIZEM® CD
(DILTIAZEM CONTROLLED RELEASE) (5)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

PROCARDIA XL
(NIFEDIPINE EXTENDED RELEASE) (5)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

TIAZAC® (DILTIAZEM) (6)	CARDIOVASCULAR	HYPERTENSION / ANGINA	$16.2 BILLION

TRENTAL (PENTOXIFYLLINE) (5)	CARDIOVASCULAR	PERIPHERAL VASCULAR DISEASE	$219 MILLION

VOLTAREN XR
(DICLOFENAC CONTROLLED RELEASE) (5)	INFLAMMATION	ARTHRITIS	$8.5 BILLION

*	Market size according to IMS
(1)	In May 2005, Biovail entered into a manufacturing and supply agreement for Cardizem® LA with Kos Pharmaceuticals.
(2)	In May 2005, Biovail divested its rights to Teveten® and Teveten® HCT to Kos Pharmaceuticals.
(3)	Tiazac® is distributed by Forest Laboratories, Inc. in the United States.
(4)	Wellbutrin XL® is a once-daily formulation of bupropion developed by Biovail and marketed by GSK in the U.S.
(5)	Distributed by Teva Pharmaceuticals U.S.A. Inc.
(6)	Distributed by Forest Laboratories, Inc.

Biovail believes that its product pipeline is among the deepest in the specialty pharmaceuticals industry, with over 25 programs under development.

PRODUCT PIPELINE

Biovail is working to develop clinically enhanced, branded versions of a number of existing in-market pharmaceutical compounds. In 2004, these development efforts resulted in the filing of four New Drug Applications. These included Tramadol ER (once-daily tramadol), Tramadol ODT, Citalopram ODT and Glumetza™, an extended-release formulation of metformin, co-developed with partner Depomed, Inc. for the treatment of Type II diabetes. Beyond these, Biovail’s pipeline products are in various stages of development, and subject to the process and regulatory requirements of the Therapeutic Products Directorate (in Canada) and the United States Food and Drug Administration. Since the Company focuses on enhanced formulations of existing drugs (with well-established safety and efficacy profiles), the development path is generally less onerous than that facing companies pursuing new chemical entities (NCEs). The flow chart on the following page summarizes the steps required to bring the Company’s pipeline products to market.

BIOVAIL PRODUCT-DEVELOPMENT PIPELINE

The following table summarizes a selection of products not yet commercialized and/or under development:

PRODUCT	INDICATION(S)	CURRENT STATUS

PAIN MANAGEMENT
TRAMADOL ODT	PAIN	FDA APPROVED

TRAMADOL ER	PAIN	FDA APPROVABLE LETTER

TRAMADOL / ACETAMINOPHEN ODT	PAIN	UNDER DEVELOPMENT

TRAMADOL / NSAID COMBINATION	PAIN / INFLAMMATION	UNDER DEVELOPMENT

SUMATRIPTAN ODT	MIGRAINE	UNDER DEVELOPMENT

CARDIOVASCULAR
GLUMETZA™ (METFORMIN)	TYPE II DIABETES	FDA/TPD APPROVED

VASOTEC® / CARDIZEM® LA COMBINATION	HYPERTENSION	UNDER DEVELOPMENT

TEVETEN® SB (EPROSARTAN)	HYPERTENSION	UNDER DEVELOPMENT

METOPROLOL ONCE DAILY	HYPERTENSION / HEART FAILURE	UNDER DEVELOPMENT

METOPROLOL / ACE INHIBITOR COMBINATION	HYPERTENSION / HEART FAILURE	UNDER DEVELOPMENT

CARVEDILOL CR	CHF / HYPERTENSION	UNDER DEVELOPMENT

CENTRAL NERVOUS SYSTEM
ZOLPIDEM ODT	SLEEP DISORDERS	TENTATIVE FDA APPROVAL

CITALOPRAM ODT	DEPRESSION	FDA APPROVABLE LETTER

FLUOXETINE ODT	DEPRESSION	FDA APPROVABLE LETTER

WELLBUTRIN XL® (CANADA)	DEPRESSION	TPD REVIEW

VENLAFAXINE EA	DEPRESSION	UNDER DEVELOPMENT

BUPROPION XL LINE EXTENSION	DEPRESSION	UNDER DEVELOPMENT

WELLBUTRIN XL® 450 MG (BUPROPION)	DEPRESSION	UNDER DEVELOPMENT

BUPROPION / VENLAFAXINE COMBINATION	DEPRESSIVE DISORDERS	UNDER DEVELOPMENT

ATIVAN® ODT (LORAZEPAM)	ANXIETY	UNDER DEVELOPMENT

FINANCIAL REVIEW

Management Discussion and Analysis

Management Report

Auditors’ Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Shareholder Information

Selected Quarterly Data

Ten-Year Financial Summary

Board of Directors and Executive Officers

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with U.S. generally accepted accounting principles

(All dollar amounts expressed in U.S. dollars)

The following Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP.

The discussion and analysis contained in this MD&A are as of March 30, 2005.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements.  Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-lookingstatements are subject to various risks and uncertainties including, but not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration (“FDA”) and Canadian Therapeutic Products Directorate (“TPD”) approvals, acceptance and demand for new pharmaceutical products, the impact of competitiveproducts and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada. We undertake no obligation to update or revise any forward-looking statement.

PROFILE

We are primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug-delivery technologies. Our main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. We have various research and development, clinical testing, manufacturing and commercial operations located in the United States, Canada, Barbados, Puerto Rico and Ireland.

OVERVIEW

Our financial performance in 2004 reflected our focus on growing our existing business (after several years of acquisition-related activity) and strengthening our financial position through the reduction of debt. We realized record revenue driven by the exceptionally strong performance of our bupropion hydrochloride (“HCl”) extended-release tablets (“Wellbutrin XL”), which we manufacture and sell to GlaxoSmithKline plc (“GSK”) for marketing and distribution in the United States. GSK’s gross sales of Wellbutrin XL were in excess of $1.0 billion in this product’s first full calendar year on the market.  We used cash generated from operations to repay nearly $350 million of long-term obligations. As a result, we had no outstanding borrowings under our $400 million revolving term credit facility at the end of 2004.

During 2004 and into 2005, we achieved a number of milestones from our late-stage product-development pipeline. We received FDA approval for an angina indication for Cardizem® LA and we received TPD approval for a hypertension indication for Tiazac® XC, designed for bedtime dosing. We received Approvable Letters from the FDA for our extended-release (“ER”) and orally disintegrating tablet (“ODT”) formulations of the analgesic tramadol HCl, as well as for the anti-depressant citalopram ODT and Glumetza™ (metformin HCl) for the treatment of Type II diabetes. We filed New Drug Applications (“NDA”) with the FDA for tramadol ER, tramadol ODT, citalopram ODT and Glumetza™. We filed a New Drug Submission (“NDS”) with the TPD for Glumetza™, and we submitted supplemental NDSs for Wellbutrin XL and an angina indication for Tiazac® XC.

In November 2004, we effected the separation of the roles of Chairman of the Board and Chief Executive Officer (“CEO”), with the hiring of Douglas Squires as our new CEO. Dr. Squires has over 29 years of global pharmaceutical industry management experience.  Since joining us, Dr. Squires has led the development of the strategic plan that is discussed below.

Eugene Melnyk continues his duties as Chairman of the Board.  In conjunction with the Board of Directors, Mr. Melnyk has initiated a comprehensive review of our corporate governance practices. This review is consistent with our commitment to enhance investor confidence.

STRATEGIC PLAN

We are currently in the process of developing a long-term strategic plan aimed at revitalizing our operations, aligning our development pipeline and increasing shareholder value. Our most critical priority is to enhance the return on investment of our U.S. commercial operations, as we recognize that the extent of our existing portfolio of promoted products does not support the current level of investment in our primary care sales force. The primary care market has become increasingly more competitive in recent years and the average size of many primary care sales organizations has increased considerably.  In addition, primary care physicians are giving pharmaceutical representatives less time to describe the benefits of various medications, so pharmaceutical companies spent over $3 billion on direct-to-consumer advertising in 2004 as an alternative means to create awareness for their medications. For these, and other reasons, we are re-evaluating our strategic approach to commercializing our products in the U.S. primary care market.

We are also currently evaluating a number of options to increase the value of our portfolio of legacy products. These products are in decline due to generic competition and are not strategic to our business, which is focused on long-term, sustainable growth.  The options we are considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to our shareholders as a return of capital.

At this time, we cannot assess the impact that the outcome of the strategic-planning process will have on our results of operations, financial position and cash flows going forward. We expect to complete this process during the first half of 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management’s most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees.  On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

Our critical accounting policies and estimates relate to the following:

•     Revenue recognition.

•     Valuation of acquired research and development.

•     Evaluation of long-term investments for impairment.

•     Useful lives of intangible assets and the evaluation of those assets for impairment.

•     Hedge effectiveness of derivative financial instruments.

•     Determination of the provision for income taxes.

•     Outcome of legal proceedings.

•     Assessment of insurance reserves.

REVENUE RECOGNITION

We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated returns, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue.  In connection with these provisions related to sales of products manufactured by us for distribution by our third-party licensees, we rely on estimates made by these licensees.

We allow customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in our distribution channels. A significant change in these estimates could have a material impact on our results of operations. In late 2004 and early 2005, we entered into fee-based distribution agreements with our three major U.S. wholesalers. These agreements generally establish limits on inventory levels owned by these wholesalers, which is expected to moderate investment buying by these wholesalers that can result in sales fluctuations unrelated to end-customer demand.  As a result, we expect lower levels of product returns in the future from these wholesalers due to product expiration and overstocking.  In addition, these wholesalers are required to provide us with more extensive data with respect to the sales and inventory levels of our products, which will enable us to more reliably estimate our provision for returns, as well as our provisions for rebates and chargebacks.

We are subject to rebates and chargebacks on sales made under governmental and managed care pricing programs. Provisions for these rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs. The largest of these rebates and chargebacks are associated with sales covered by Medicaid. Medicaid rebates are typically billed up to six months after the product is shipped.  As a result, a Medicaid rebate provision includes: an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed; and an estimate for future claims that will be made when inventory in our distribution channels is sold through to end-customers. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates.  Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this rebate provision for several periods.

ACQUIRED RESEARCH AND DEVELOPMENT

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: technological feasibility had not been established at the date of acquisition; and there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.  Some of the more significant estimates and assumptions inherent in the income approach include: the expected costs to develop the acquired research and development into commercially viable products; the projected future cash flows from the projects when completed; the timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

LONG-TERM INVESTMENTS

We are required to estimate the fair value of our long-term investments in order to evaluate these investments for impairment.  In the event that the cost of an investment exceeds its fair value, we determine whether the decline in fair value is other-than-temporary.  In doing so, we consider general market conditions, the duration and extent to which the cost basis exceeds the fair value, and our ability and intent to hold the investment. We also consider the financial condition and earnings prospects of the investee.

Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: the amount and timing of the future cash flows of the investee; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

INTANGIBLE ASSETS

Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired.  We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable.  Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans.  Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.  There are several methods that can be used to determine fair value.  For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows.  These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: the amount and timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

As previously discussed, we are currently reviewing our strategic approach to commercializing our products in the United States.  The outcome of this review is not presently determinable, but it could result in a write-down in the carrying values of certain of our intangible assets.

DERIVATIVE FINANCIAL INSTRUMENTS

We manage our exposure to interest rate risks through the use of derivative financial instruments. Our objective is to maintain a balance of fixed to floating interest rate exposure. We do not utilize derivative financial instruments for trading or speculative purposes.  On the dates we enter into the derivative contracts, we designate the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, the derivative financial instrument is marked-to-market at each balance sheet date, with the gain or loss on the derivative financial instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income or loss. A discontinuance of fair value hedge accounting could have a material impact on our results of operations. Such a discontinuance did occur in 2003, and could occur in the future if changes in the fair value of the derivative financial instrument are not sufficiently correlated with changes in the fair value of the long-term obligation, based on the methods for testing effectiveness as outlined in our hedge documentation.

PROVISION FOR INCOME TAXES

Our provision for income taxes is subject to a number of different estimates made by management. A change in these estimates could have a material effect on the effective tax rate.

We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, and changes in the estimated values of deferred tax assets and liabilities.

We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a period.

LEGAL PROCEEDINGS

We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with legal counsel. We re-evaluate all legal proceedings as additional information becomes available. The ultimate outcome of any legal proceeding may be materially different from the amounts estimated, given the uncertainties inherent in complex litigation. For a discussion of our current legal proceedings, see note 24 to our audited consolidated financial statements.

INSURANCE RESERVES

We are self-insured for a portion of our automobile physical damage and product liability coverages. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported (“IBNR”) claims. We engage an independent actuary to conduct an actuarial assessment of our IBNR liability. Significant judgment is applied to estimate IBNR liabilities. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

SELECTED ANNUAL INFORMATION

The following table provides selected information for the last three years:

	Years Ended December 31
[$ in 000s, except per share data]	2004	2003	2002
Revenue	$886,543	$823,722	$788,025
Net income (loss)	160,994	(27,265)	87,795
Basic earnings (loss) per share	$1.01	$(0.17)	$0.58
Diluted earnings (loss) per share	$1.01	$(0.17)	$0.55
Total assets	$1,711,060	$1,922,774	$1,833,804
Long-term obligations	$478,936	$822,927	$747,350

Revenue increased 8% in 2004 compared with 2003, due mainly to higher Wellbutrin XL, Cardizem® LA and generic product sales in the United States, and higher Tiazac® and Wellbutrin® SR product sales in Canada. These factors more than offset declines in revenue from our participating interest in the gross port on sales by a third-party of generic omeprazole and from our co-promotion of H. Lundbeck A/S’s Celexa in Canada and GSK’s Wellbutrin SR in the United States.  In 2004, product sales revenue in the United States was negatively impacted by a work-down of wholesaler inventory levels. Revenue increased 5% in 2003 compared with 2002, due mainly to higher revenue from our interest in generic omeprazole that more than offset a decline in revenue from our co-promotion of GSK’s Wellbutrin SR in the United States. A strengthening of the Canadian dollar relative to the U.S. dollar increased revenue by 1% in 2004 compared with 2003 and by 2% in 2003 compared with 2002.

Our results of operations were impacted by specific events that affected the comparability of these results between years.

These events include, but are not limited to:

•     Asset write-downs.

•     Gains on asset dispositions.

•     Acquisitions involving non-capitalized expenses, such as acquired research and development.

•                  Equity losses related to a non-strategic investment in a biotechnology fund that is not part of our ongoing research and development program.

•                  Early extinguishments of obligations.

We believe that the identification of these events enhances an analysis of our results of operations when comparing these results with those of a previous or subsequent period. In addition, management excludes these events when analyzing our operating performance. However, it should be noted that the determination of these events involves judgment by us. The impacts of these events on our net income and basic and diluted earnings per share for the last three years are identified in the following table:

	Years Ended December 31
[$ in 000s, except per share data]	2004	2003	2002
Write-down of assets	$42,156	$45,081	$31,944
Gain on disposal of assets	(1,471)	—	—
Acquired research and development	8,640	124,720	167,745
Equity loss	4,179	1,010	—
Extinguishment of royalty obligation	—	61,348	—
Foreign exchange loss on long-term obligation	—	13,061	—
Relocation costs	—	7,539	—
Reduction in tax contingency provision	—	(12,000)	—
Total	$53,504	$240,759	$199,689
Total per share:
Basic	$0.34	$1.52	$1.31
Diluted	$0.34	$1.51	$1.24

Total assets declined $211.7 million from 2003 to 2004, due mainly to a lower cash and cash equivalents balance (following the repayment of long-term obligations), the amortization of intangible assets and an other-than-temporary decline in the value of our investment in Ethypharm S.A. (“Ethypharm”). Long-term obligations declined $344.0 million from 2003 to 2004, due mainly to the repayment of all outstanding borrowings under our revolving term credit facility, as well as repayments of other long-term obligations related to the acquisitions of intangible assets.

RESULTS OF OPERATIONS

We operate our business on the basis of a single reportable segment – the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

REVENUE

Our revenue is derived from the following sources:

•     Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products.

•                  Pharmaceutical contract research and laboratory testing services, and product development activities in collaboration with third parties.

•                  Co-promotion of pharmaceutical products owned by other companies.

•                  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products.

•                  License fees from the out-licensing of our technologies or product rights.

The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue.  Percentages may not add due to rounding.

Product Sales

Product sales revenue comprises the following reporting categories:

Promoted Products

Our promoted products are Cardizem® LA, Zovirax Ointment and Zovirax Cream, and Teveten® and Teveten® HCT. We promote these products directly to physicians in the United States. These products are sold primarily in the United States to drug wholesalers that serve retail pharmacies, hospitals, government agencies and managed care providers.

Wellbutrin XL

We are the exclusive manufacturer and supplier of Wellbutrin XL to GSK for marketing and distribution in the United States.

Biovail Pharmaceuticals Canada (“BPC”) Products

Our BPC products are Tiazac® XC, Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase. We currently promote Tiazac® XC and Wellbutrin® SR directly to physicians in Canada. BPC products are sold in Canada to drug wholesalers, retail pharmacies and hospitals.

Core Products

Core products consist of our promoted products, Wellbutrin XL and BPC products, and include sales of all products that we actively promote and/or developed and licensed to third parties who promote them.

Legacy Products

Our legacy products are Tiazac® (brand and generic), Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil®. We do not actively promote these products as they have been genericized. We manufacture and sell Tiazac® to Forest Laboratories, Inc. (“Forest”) for distribution in the United States. The remaining legacy products are sold primarily in the United States to drug wholesalers.

	Years Ended December 31						Percentage Change
	2004		2003		2002		2003	2002
[$in 000s]	$	%	$	%	$	%	to 2004	to 2003
Product sales	841,446	95	632,898	77	645,986	82	33%	(2)%
Research and development	20,452	2	14,239	2	28,425	4	44%	(50)%
Co-promotion, royalty and licensing	24,645	3	176,585	21	113,614	14	(86)%	55%
	886,543	100	823,722	100	788,025	100	8%	5%

Generic Products

Our generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR. We manufacture and sell these products to Teva Pharmaceutical Industries Ltd. (“Teva”) for distribution in the United States.

The following table displays product sales by category for the last three years, the percentage of each category compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2004		2003		2002		2003	2002
[$ in 000s]	$	%	$	%	$	%	to 2004	to 2003
Promoted products	146,676	17	172,418	27	108,261	17	(15)%	59%
Wellbutrin XL	317,298	38	64,932	10	—	—	389%	N/A
BPC products	101,865	12	85,197	13	32,565	5	20%	162%
Core products	565,839	67	322,547	51	140,826	22	75%	129%
Legacy products	125,932	15	208,860	33	323,626	50	(40)%	(35)%
Generic products	149,675	18	101,491	16	181,534	28	47%	(44)%
	841,446	100	632,898	100	645,986	100	33%	(2)%

Promoted Products

Promoted product sales declined 15% in 2004 compared with 2003 and increased 59% in 2003 compared with 2002. The decline in promoted product sales in 2004 reflected reductions in inventories of these products at the wholesale level that were generally not related to the market share performance of these products. A significant portion of our promoted product sales is made to three major U.S. wholesalers. These wholesalers took steps together with us to work down inventory levels in anticipation of the transition to the aforementioned fee-based distribution agreements. However, sales of Cardizem® LA (which was launched in April 2003) increased 12% in 2004 compared with 2003, reflecting increased prescription demand that more than offset the reduction in wholesaler inventory levels of this product.

The increase in promoted product sales in 2003 reflected the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during that year.

Wellbutrin XL

Wellbutrin XL sales have increased dramatically since its launch by GSK in September 2003. Under the terms of our supply agreement with GSK, we ship Wellbutrin XL according to purchase orders received from GSK. In 2004, GSK ordered additional quantities of Wellbutrin XL to build an optimal safety-stock level. The supply price for Wellbutrin XL trade product is based on an increasing tiered percentage of revenue generated on GSK’s net sales (after taking into consideration GSK’s provisions for estimated discounts, returns, rebates and chargebacks). In the second quarter of 2004, GSK net sales of Wellbutrin XL exceeded the threshold to increase the supply price from the first to the second tier and, in the third quarter of 2004, the threshold was exceeded to increase the supply price from the second to the third tier. As a result, all Wellbutrin XL sales were recorded at the highest tier supply price in the fourth quarter of 2004, except for any safety-stock held by GSK at the end of 2004, which was recorded at the lowest tier supply price. The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. As a result, we anticipate a decline in Wellbutrin XL revenue in the first half of 2005 compared with the latter half of 2004.

Three companies have filed Abbreviated New Drug Applications seeking FDA approval for generic versions of Wellbutrin XL.  We have filed patent infringement suits against these companies, which effectively precludes the FDA from granting approval for the earlier of 30 months or upon a court decision of non-infringement.  As a result, we anticipate the introduction of generic competition for Wellbutrin XL in mid-2007.

BPC Products

BPC product sales increased 20% in 2004 compared with 2003 and by 162% in 2003 compared with 2002. The increases in BPC product sales were due in part to the continuing growth in Tiazac® sales, which included pre-launch shipments of Tiazac® XC in the fourth quarter of 2004. In January 2005, we began to actively promote Tiazac® XC to Canadian physicians. Also contributing to the increases in BPC product sales were the additions of Wellbutrin® SR and Zyban, which we acquired from GSK in December 2002. We began to actively promote Wellbutrin® SR in January 2004. In early 2005, a generic version of Wellbutrin® SR was introduced in Canada, which may result in a significant decline in our sales of this product.

Core Products

Core product sales increased 75% in 2004 compared with 2003 and by 129% in 2003 compared with 2002. The increases in core product sales reflected primarily the positive market share performance of Wellbutrin XL and Cardizem® LA in 2004 and 2003, as well as the added contributions from Zovirax Cream and Teveten® HCT in 2003.

Legacy Products

Legacy product sales declined 40% in 2004 compared with 2003 and by 35% in 2003 compared with 2002. The declines in legacy product sales were due in part to the introduction in the United States of a generic version of Tiazac® in April 2003. Consequently, Forest ceased all promotional efforts for Tiazac® as of September 2003. The decline in sales of Tiazac® brand was partially offset by sales of our own generic version of Tiazac® by Forest. Sales of our other legacy products were impacted by generic competition, as well as reductions in wholesaler inventory levels for the reasons discussed above for our promoted products. Sales of Cardizem® CD were also affected by the promotion of, and conversion to, Cardizem® LA.

Generic Products

Generic product sales increased 47% in 2004 compared with 2003 following a decline of 44% in 2003 compared with 2002. The increase in generic product sales in 2004 reflected the stabilization of inventory levels by Teva following a reduction of these levels during 2003. In September 2004, we resolved our pending arbitration with Teva related to a dispute over our existing distribution agreement.  Under the terms of the settlement agreements, we granted Teva a four-year extension to the 10-year supply term for each of our generic products currently marketed by them. In consideration for this extension, beginning in the fourth quarter of 2004, our selling price to Teva for each generic product is increased for the remainder of the extended supply term.

Research and Development

Research and development revenue increased 44% in 2004 compared with 2003 and declined 50% in 2003 compared with 2002.  The increase in research and development revenue in 2004 reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.  The decline in research and development revenue in 2003 reflected that we earned $11.5 million in 2002 associated with the final development of Wellbutrin XL in collaboration with GSK.

Co-promotion, Royalty and Licensing

Co-promotion, royalty and licensing revenue declined 86% in 2004 compared with 2003 and increased 55% in 2003 compared with 2002. The changes in the level of co-promotion, royalty and licensing revenue between those years reflected mainly the relative contribution from our interest in generic omeprazole, which amounted to $1.7 million, $103.0 million and $20.3 million in 2004, 2003 and 2002, respectively. In 2004, we received the final revenue from this interest. In addition, we did not derive any revenue from co-promotion activities in 2004 compared with $43.1 million and $61.0 million in 2003 and 2002, respectively, related to the co-promotion of Celexa in Canada and GSK’s Wellbutrin SR in the United States. We discontinued the co-promotion of Celexa effective December 31, 2003, in order to focus our marketing efforts on our Wellbutrin® SR in Canada, and we concluded our co-promotion of Wellbutrin SR in the United States in the first quarter of 2003.

Cost of Goods Sold and Gross Margins

Cost of goods sold increased 64% in 2004 compared with 2003 and declined 15% in 2003 compared with 2002. Gross margins

OPERATING EXPENSES

The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2004		2003		2002		2003	2002
[$ in 000s]	$	%	$	%	$	%	to 2004	to 2003
Cost of goods sold	228,278	26	139,456	17	164,706	21	64%	(15)%
Research and development	70,493	8	86,570	11	52,150	7	(19)%	66%
Selling, general and administrative	257,407	29	242,771	29	166,397	21	6%	46%
Amortization	64,976	7	140,895	17	71,499	9	(54)%	97%
Write-down of assets, net of gain on disposal	40,685	5	45,081	5	31,944	4	(10)%	41%
Acquired research and development	8,640	1	124,720	15	167,745	21	(93)%	(26)%
Extinguishment of royalty obligation	—	—	61,348	7	—	—	(100)%	N/A
Settlements	—	—	(34,055)	(4)	—	—	(100)%	N/A %
	670,479	76	806,786	98	654,441	83	(17)%	23%

based on product sales were 73%, 78% and 75% in 2004, 2003 and 2002, respectively. The decline in the gross margin in 2004 reflected a significantly higher proportion of Wellbutrin XL in the product sales mix. The cost of producing Wellbutrin XL was higher relative to our other products in 2004, due to start-up manufacturing inefficiencies and a more costly active ingredient. We also produced a higher initial proportion of lower margin Wellbutrin XL sample product versus trade product.

The increase in the gross margin in 2003 reflected the recognition of a $25.5 million cumulative reduction in the Zovirax supply price, in accordance with amendments to our distribution agreement with GSK.  This cumulative reduction was subject to repayment if the FDA did not approve Wellbutrin XL. Accordingly, prior to the second quarter of 2003, we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL approval.

Research and Development

Research and development expenses declined 19% in 2004 compared with 2003 and increased 66% in 2003 compared with 2002.  We invested 8% of total revenue in research and development activities in 2004 compared with 11% and 7% in 2003 and 2002, respectively. The changes in the level of research and development spending in those years reflected mainly the costs of the tramadol ER Phase III clinical trial program conducted during 2003. In addition, research and development expenses in 2003 included the costs associated with a clinical program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Our long-term success depends, to a great extent, on our ability to continue to develop innovative new products. We have achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

•     Filings of NDAs for tramadol ER and tramadol ODT in February and May 2004, respectively.

•     Filing of an NDA for Glumetza™ in June 2004. This filing was made in collaboration with Depomed, Inc. (“Depomed”).

•     Filing of an NDA for citalopram ODT in June 2004.

•     Approval by the FDA of Cardizem® LA for an angina indication in June 2004.

•     Filing of an NDS in collaboration with Depomed for Glumetza™ in August 2004.

•     Approval by the TPD of Tiazac® XC, for the treatment of hypertension, in August 2004.

•                  Submission of a supplemental NDS for an angina indication for Tiazac® XC in October 2004. In March 2005, we received a Notice of Non-Compliance from the TPD related to this submission.

We have 90 days in which to prepare a response to the TPD to address the issues raised in this notice.

•                  Receipt of an Approvable Letter from the FDA for tramadol ER in October 2004. In March 2005, we submitted a Complete Response to this letter. We received notification from the FDA on March 29, 2005 that this response will be subject to a six-month review, and that they are of the opinion that additional clinical data will be required. We are proceeding with a clinical program to address the FDA’s comments.

•                  Filing of a Complete Response in November 2004 to an Approvable Letter received from the FDA in October 2002 for zolpidem ODT, for the treatment of insomnia. This response bridges zolpidem ODT from a floss to a non-floss formulation for 5 mg and 10 mg dosage strengths, and is subject to a six-month review by the FDA.

•                  Receipt of an Approvable Letter from the FDA for tramadol ODT in January 2005. This letter involves the resolution of labeling issues only. In March 2005, we submitted a Complete Response to this letter. We anticipate receiving final FDA approval for this product in May 2005.

•                  Receipt of an Approvable Letter from the FDA for citalopram ODT in February 2005. This letter involves the clarification of a number of chemistry and manufacturing issues, primarily involving the level of detail provided to the file for review.  We are working with the FDA to resolve these issues.

•                  Submission of a supplemental NDS for Wellbutrin XL in February 2005. We retained the rights from GSK to market and sell this product in Canada, subject to TPD approval.

•                  Receipt of an Approvable Letter from the FDA for Glumetza™ in March 2005. This letter involves the completion of discussions with regard to a manufacturing issue and we anticipate resolving this issue with the FDA in the near term. We will be required to pay $25.0 million to Depomed on receipt of FDA approval for Glumetza™.

Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, General and Administrative

Selling, general and administrative expenses increased 6% in 2004 compared with 2003 and by 46% in 2003 compared with 2002. As a percentage of total revenue, selling, general and administrative expenses were 29% in both 2004 and 2003 compared with 21% in 2002.  The increase in selling, general and administrative expenses in 2004 reflected a higher level of spending on sales and marketing activities to support our promoted products, as well as an increase in headcount and higher legal expenses. In addition, we incurred incremental costs associated with the expansion and realignment of our primary care sales force in the United States, and the recruitment and deployment of two specialty sales forces that will detail our promoted products to medical specialists. The increased costs associated with our expanded sales forces were offset partially by the elimination of co-promotion fees paid to Reliant Pharmaceuticals, LLC (“Reliant”) in 2003 and 2002. Effective December 31, 2003, we mutually agreed with Reliant to terminate their co-promotion of certain of our products.

The increase in selling, general and administrative expenses in 2003 reflected an increase in costs associated with the expansion of our U.S. commercial operations, as well as relocation costs of $7.5 million associated with the transition of our commercial operations head office from Raleigh, North Carolina, and certain research and development personnel from Chantilly, Virginia, to our facility in Bridgewater, New Jersey. Also contributing to the increase in 2003 was advertising and promotional expenses related to the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream.

Amortization

Amortization expense declined 54% in 2004 compared with 2003 and increased 97% in 2003 compared with 2002. As a percentage of total revenue, amortization expense was 7%, 17% and 9% in 2004, 2003 and 2002, respectively. The changes in the level of amortization expense between those years reflected mainly the relative amortization of our interest in generic omeprazole, which amounted to $1.1 million, $70.7 million and $13.5 million in 2004, 2003 and 2002, respectively. Amortization was recorded on a proportionate basis relative to the revenue earned from this interest.  In 2004, we recorded the final amortization as we had received all of the revenue from this interest.

Write-down of Assets, Net of Gain on Disposal

In December 2004, we recorded a $37.8 million write-down to the carrying value of our equity investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment.  We have price protection on our investment in the event of any private or public financing undertaken by Ethypharm; however, we currently consider it unlikely that we will realize the value of this investment through such a refinancing, as this price protection expires in June 2005.  Consequently, we evaluated our investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. Nevertheless, Ethypharm has been executing on a restructuring plan to improve its profitability and financial condition, and it continues to invest a significant portion of its revenue into research and development activities. For these reasons, we may ultimately be able to recover the full value of our investment in Ethypharm.

In November 2004, we wrote off the remaining $4.4 million net book value of the Rondec product rights, following a decision not to reformulate this product line and to discontinue all remaining related marketing and sales efforts. Without continued reformulation and support, Rondec will be subject to higher levels of generic substitution. Consequently, we evaluated the fair value of the Rondec product rights and determined that these rights had been permanently impaired.

In July 2004, we disposed of the Cedax product rights, as well as our remaining Cedax inventories and promotional materials, for proceeds of $3.0 million, which resulted in a gain on disposal of $1.5 million.

In 2003, we recorded a charge of $45.1 million primarily related to the write-down of the net book values of the Cedax and Rondec product rights to their estimated fair values at that time. In December 2003, as part of the transition of our U.S. commercial operations, we evaluated our future interest in our Cedax and Rondec products. We intended to focus our therapeutically aligned sales efforts on Cardizem® LA, Teveten® and Zovirax. Without continued promotion, the economic viability of Cedax and Rondec was substantially lower, as these products required significant marketing and sales efforts in order to maintain market share. We evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, we wrote down the carrying values of these product rights to their estimated fair values at that time.

In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights acquired from Elan Corporation, plc (“Elan”), net of our corresponding obligation to them. In June 2002, we entered into a settlement with Elan and the U.S. Federal Trade Commission with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan’s generic versions of Adalat CC were terminated.

Acquired Research and Development

In 2004, we acquired Pharma Pass II, LLC’s (“PPII”) remaining interest in BNC-PHARMAPASS, LLC (“BNC-PHARMAPASS”), a company that we formed in 2003 with PPII to advance the development of three products (carvedilol, eprosartan and tamsulosin). We subsequently agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. We recorded a charge of $8.6 million to acquired research and development expense related to the increase in our share of the fair values of the two remaining products (carvedilol and eprosartan). Both of these products are in early clinical phases of development.

In 2003, we recorded a charge of $124.7 million to acquired research and development expense related to the following transactions:

•                  Acquisition of ODT formulations of tramadol, and tramadol/acetaminophen (“APAP”) from Ethypharm for $16.0 million. Since the date of acquisition, we have received an aforementioned Approvable Letter from the FDA for tramadol ODT. Tramadol/APAP is in a pre-clinical phase of development.

•                  Acquisition of our initial interest in BNC-PHARMAPASS’s products for $26.4 million.

•                  Acquisition of certain cardiovascular products from Athpharma Limited (“Athpharma”) for $44.2 million. We are currently in discussions with Athpharma to either substitute certain new products in place of the original products acquired or to terminate the development and license agreement.

•                  Acquisition of certain Ativan® products under development from Wyeth Pharmaceuticals Inc. (“Wyeth”), which were valued at $38.1 million. An ODT product for the treatment of anxiety is in an early clinical phase of development.

In 2002, we recorded a charge of $167.7 million to acquired research and development expense related to the following transactions:

•                  Acquisition of Pharma Pass LLC and Pharma Pass S.A. (collectively, “Pharma Pass”). At the date of acquisition, Pharma Pass was involved in the development of a number of products for us, as well as other pharmaceutical companies, which were valued at $107.2 million. Since the date of acquisition, one of the products (Wellbutrin XL) received FDA approval, another has received an Approvable Letter (tramadol ER) and two others were sold to Teva under the terms of the aforementioned September 2004 settlement agreements. We are continuing the development programs for the remaining products, which are in various stages of completion.

•                  Acquisition of Pharmaceutical Technologies Corporation (“Pharma Tech”). At the date of acquisition, Pharma Tech was involved with a number of product-development projects, which were valued at $60.5 million. Since the date of acquisition, we discontinued the development of one of the product-development projects and we received an Approvable Letter from the FDA for one of the remaining products.

Extinguishment of Royalty Obligation

In December 2003, we mutually agreed with Reliant to terminate their co-promotion of our products, and we incurred a charge of $61.3 million related to a payment to extinguish our trailing royalty obligation to them.

Settlements

In 2003, we negotiated an overall settlement with Pfizer Inc. and certain other companies through which all pending patent infringement and antitrust actions relating to generic versions of Procardia XL and Adalat CC were dismissed. We also reached settlements with Eli Lilly and Company (“Lilly”) with respect to Lilly’s inability to supply us with Keftab, and with Mylan Pharmaceuticals Inc. (“Mylan”) with respect to Mylan’s failure to supply us with generic Verelan, as well as with Elan with respect to the termination of our rights to Elan’s generic versions of Adalat CC.

In relation to these matters, we received settlement payments of $34.1 million in 2003, mainly related to our lost profits on sales of generic Procardia XL, Keftab and generic Verelan. We also received payments totaling $16.2 million in 2003, mainly related to a recovery of certain charges related to Elan’s supply to us of generic Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million in 2003, which was recorded as a reduction to assets related to the recoverable value of the Keftab product rights and the value of the destroyed Keftab inventory.

OPERATING INCOME

We recorded operating income of $216.1 million in 2004 compared with $16.9 million in 2003 and $133.6 million in 2002. Charges for acquired research and development, write-downs of assets (net of gain of disposal), the extinguishment of the Reliant royalty obligation, and relocation activities reduced operating income by a total of $49.3 million in 2004 compared with $238.7 million in 2003 and $199.7 million in 2002.

Operating income in 2004 compared with 2003 reflected higher product sales revenue and lower research and development spending. These factors were offset partially by the lower contribution from our interest in generic omeprazole, and the decline in co-promotion revenue related to Celexa and Wellbutrin SR, as well as costs associated with the expansion of our U.S. commercial operations, and higher spending on sales and marketing activities.

Operating income in 2003 compared with 2002 reflected a modest increase in revenue that was more than offset by higher costs associated with the expansion of our U.S. commercial operations, and increased spending on research and development, and sales and marketing activities. These factors were partially offset by the recognition of settlement payments, which had the effect of increasing operating income by $47.5 million in 2003, and the contribution from our interest in generic omeprazole.

NON-OPERATING ITEMS

Interest Income and Expense

Interest income was $1.0 million in 2004 compared with $7.2 million in 2003 and $3.6 million in 2002. In 2003, interest income included interest on settlement payments.

Interest expense was $40.1 million in 2004 compared with $40.4 million in 2003 and $32.0 million in 2002. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 (“Notes”), which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million. In June 2004, we terminated those swaps and we replaced them with a new interest rate swap in the same notional amount. The new and terminated swaps involve(d) the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate (“LIBOR”) plus a spread. Net receipts relating to these swaps, which amounted to $6.4 million, $7.3 million and $3.3 million in 2004, 2003 and 2002, respectively, were recorded as a reduction to interest expense.

Foreign Exchange Gain or Loss

We recorded foreign exchange losses of $0.6 million in 2004 and $14.0 million in 2003 and a foreign exchange gain of $0.7 million in 2002. These amounts reflected the impact of foreign exchange fluctuations on our non-U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable balances. The amount in 2003 also included a $13.1 million foreign exchange loss on a Canadian dollar-denominated obligation to GSK related to our acquisition of the Canadian rights to Wellbutrin® and Zyban®, and was the result of a strengthening of the Canadian dollar relative tothe U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

Equity Loss

In 2004 and 2003, we recorded equity losses of $4.2 million and $1.0 million, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2004, we had invested a total of $5.8 million in this fund. The nature of this fund is no longer consistent with ourbusiness strategy, and we will not be making any additional capital contributions in it beyond our remaining commitment of $2.0 million.

Other Income or Expense

The changes in the fair values of the terminated interest rate swaps, as well as the offsetting changes in the fair value of the portion of our Notes being hedged (during those periods that hedge accounting was applied), were recorded in other income or expense. In the first half of 2004, we recorded a loss of $2.3 million related to these changes in fair values. In 2003 and 2002, we recorded net gains of $0.1 million and $3.4 million, respectively, related to these changes in fair values. The new interest rate swap has a call feature and other critical terms that are consistent with those of the Notes; therefore, we can assume that there is no ineffectiveness present in the new hedging relationship, which permits us to apply the shortcut method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. As a result, in the second half of 2004, the $3.4 million gain in the fair value of this swap exactly offset the loss in the fair value of the Notes.

Income Taxes

Our effective tax rate depends on the relative profitability of our domestic and foreign operations and the statutory tax rates of the related tax jurisdictions. Our low effective tax rate in the last three years reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded a provision for income taxes of $9.0 million in 2004 compared with a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the United States), and a provision for income taxes of $21.5 million in 2002. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States due to the expansion of our commercial operations, and sales and marketing costs to support our promoted products.

SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of our quarterly results of operations in 2004 and 2003:

	2004
[$ in 000s, except per share data]	Q1	Q2	Q3	Q4	Full Year
Revenue	$186,626	$206,313	$215,725	$277,879	$886,543
Net income	21,106	44,208	49,635	46,045	160,994
Basic and diluted earnings per share	$0.13	$0.28	$0.31	$0.29	$1.01

	2003
[$ in 000s, except per share data]	Q1	Q2	Q3	Q4	Full Year
Revenue	$191,390	$217,283	$215,314	$199,735	$823,722
Net income (loss)	57,599	(4,940)	16,114	(96,038)	(27,265)
Basic and diluted earnings (loss) per share	$0.36	$(0.03)	$0.10	$(0.60)	(0.17)

RESULTS FOR THE FOURTH QUARTER

Revenue increased 39% from $199.7 million in the fourth quarter of 2003 to $277.9 million in the fourth quarter of 2004, due mainly to higher Zovirax, Wellbutrin XL and generic product sales. Zovirax product sales in the fourth quarter of 2004 reflected end-customer demand, as our major U.S. wholesalers had reduced their inventories of this product to an optimal safety-stock level by the end of the third quarter of 2004. Wellbutrin XL product sales increased 126% in the fourth quarter of 2004 compared with the corresponding period of 2003, reflecting a higher-tier supply price, an increase in prescription demand, and a build-up of safety-stock levels by GSK. Generic product sales increased 66% in the fourth quarter of 2004 compared with the corresponding period of 2003, reflecting the stabilization of inventory levels of these products by Teva, and the aforementioned increase in our selling price to Teva for each generic product. The increase in product sales revenue more than offset thedeclines in revenue from our interest in generic omeprazole and from our co-promotion of Celexa in Canada, which amounted to $11.3 million and $9.7 million, respectively, in the fourth quarter of 2003.

Net income for the fourth quarter of 2004 was $46.0 million (basic and diluted earnings per share of $0.29) compared with a net loss of $96.0 million (basic and diluted loss per share of $0.60) in the fourth quarter of 2003. Our results of operations for the fourth quarters of 2004 and 2003 were impacted by specific events that affected the comparability of these results between those periods. The impacts of these events on net income and basic and diluted earnings per share for the fourth quarters of 2004 and 2003 are identified in the following table:

[$ in 000s, except per share data]	Q4 2004	Q4 2003
Write-down of assets	$42,156	$45,081
Equity loss	4,052	786
Extinguishment of royalty obligation	—	61,348
Acquired research and development	—	22,111
Relocation costs	—	4,383
Foreign exchange loss on long-term obligation	—	1,723
Reduction in tax contingency provision	—	(12,000)
Total	$46,208	$123,432
Total per share:
Basic	$0.29	$0.78
Diluted	$0.29	$0.77

Net income and earnings per share in the fourth quarter of 2004 compared with the corresponding period of 2003 reflected higher product sales revenue and an improved gross margin on Wellbutrin XL, due to a higher-tier supply price and less shipments of lower value sample product. These factors were offset partially by the lower contribution from our interest in generic omeprazole and the decline in revenue from our co-promotion of Celexa.

Net cash provided by operating activities increased $73.8 million from $37.9 million in the fourth quarter of 2003 to $111.7 million in the fourth quarter of 2004, primarily due to the aforementioned payment to Reliant of $61.3 million in December 2003 to extinguish our trailing royalty obligation to them.

FINANCIAL CONDITION

The following table presents a summary of our financial condition in 2004 and 2003:

[$ in 000s]	At December 31 2004	At December 31 2003
Working capital	$124,414	$149,884
Long-lived assets	1,328,363	1,396,776
Long-term obligations	478,936	822,927
Shareholders’ equity	1,053,913	881,595

WORKING CAPITAL

The $25.5 million decrease in working capital from 2003 to 2004 was primarily due to:

•                  Repayments of long-term obligations of $346.3 million;

•                  A decrease in accounts receivable of $30.6 million mainly related to the timing of collections;

•                  Additions to property, plant and equipment of $28.0 million;

•                  Acquisitions of BNC-PHARMAPASS and other long-term investments for $12.2 million.

Partially offset by:

•                  Cash generated from operations of $317.3 million before changes in operating assets and liabilities;

•                  An increase in inventories of $26.1 million mainly related to higher Wellbutrin XL production volumes;

•                  A decrease in accounts payable of $26.8 million mainly related to the timing of payments and inventory purchases; and

•                  A decrease in provisions for product returns, rebates and chargebacks of $22.1 million, as a result of the reduction in inventories at the wholesale level.

LONG-LIVED ASSETS

Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $68.4 million decrease in long-lived assets from 2003 to 2004 reflected primarily the depreciation of plant and equipment of $22.3 million and the amortization of intangible assets of $66.0 million, offset partially by capital expenditures on property, plant and equipment of $28.0 million. These expenditures consisted mainly of additions to our manufacturing capacity in Steinbach, Manitoba and Dorado, Puerto Rico, to meet demand for Wellbutrin XL and Cardizem® LA, as well as leasehold improvements to our Bridgewater facility.

LONG-TERM OBLIGATIONS

The $344.0 million decrease in long-term obligations, including the current portion thereof, from 2003 to 2004 reflected the repayment of $280.0 million under our revolving term credit facility. In addition, we repaid $66.3 million of other long-term obligations, including the following instalments:

•                  Final payment of $21.8 million related to the acquisition of the Canadian rights to Wellbutrin® and Zyban®.

•                  Payments of $19.7 million related to the acquisition of Vasotec® and Vaseretic®;

•                  Payment of $11.3 million related to the aforementioned amendments to the Zovirax distribution agreement.

•                  Payment of $9.2 million related to the acquisition of Ativan® and Isordil®.

SHAREHOLDERS’ EQUITY

The $172.3 million increase in shareholders’ equity from 2003 to 2004 reflected net income of $161.0 million and proceeds of $8.0 million received from the issuance of common shares on the exercise of stock options and through our Employee Stock Purchase Plan. We recorded a $7.0 million unrealized holding loss on our available-for-sale investments, primarily related to our equity investment in Depomed, and a foreign currency translation gain of $10.5 million due mainly to a strengthening of the Canadian dollar relative to the U.S. dollar.

CASH FLOWS

At December 31, 2004, we had cash and cash equivalents of $34.3 million compared with $133.3 million at December 31, 2003. The following table displays cash flow information for the last three years:

	Years ended December 31
[$ in 000s]	2004	2003	2002
Net cash provided by operating activities	$277,090	$281,979	$334,104
Net cash used in investing activities	(42,263)	(278,446)	(792,467)
Net cash provided by (used in) financing activities	(334,526)	72,523	79,533
Effect of exchange rate changes on cash and cash equivalents	762	1,125	19
Net increase (decrease) in cash and cash equivalents	$(98,937)	$77,181	$(378,811)

OPERATING ACTIVITIES

Net cash provided by operating activities in 2004 was comparable to 2003 reflecting relatively level income from operations (net of non-cash items), and the fact that the receipt of the settlement payments in 2003 largely offset the payment we made to Reliant to extinguish our trailing royalty obligation to them. Net cash provided by operating activities declined $52.1 million from 2002 to 2003 primarily due to lower income from operations (net of non-cash items), primarily due to the higher costs associated with the expansion of our U.S. commercial operations. Net cash provided by operating activities was primarily used to repay long-term obligations in 2004 and to fund acquisition related activities in 2003 and 2002.

INVESTING ACTIVITIES

Net cash used in investing activities declined $236.2 million from 2003 to 2004 primarily due to:

•                  A decrease of $242.3 million in acquisitions of intangible assets. In 2003, we made initial cash payments of $146.3 million to Wyeth for Ativan® and Isordil®, and we acquiredthe Athpharma products for $44.2 million, Ethypharm’s tramadol products for $16.0 million, and an interest in generic omeprazole for $35.5 million; and

•                  A decrease of $16.4 million in acquisitions of businesses. In 2004, we acquired PPII’s remaining interest in
BNC-PHARMAPASS for $9.3 million. In 2003, we acquired our initial interest in BNC-PHARMAPASS for $25.7 million.

Net cash used in investing activities declined $514.0 million from 2002 to 2003 primarily due to:

•                  A decrease of $214.8 million in acquisitions of businesses. In 2002, we acquired Pharma Pass for $178.7 million and Pharma Tech for $61.9 million;

•                  A decrease of $133.1 million in acquisitions of intangible assets. In 2002, we made initial cash payments of $145.7 million to Merck & Co., Inc. (“Merck”) for Vasotec® and Vaseretic®, we purchased the distribution rights to Zovirax from GSK for $133.4 million, and we acquired Teveten® from Solvay Pharmaceuticals Marketing & Licensing AG for $94.3 million;

•                  A decrease of $80.6 million in acquisitions of long-term investments. In 2002, we made equity investments in Ethypharm and Depomed of $67.8 million and $13.7 million, respectively; and

•                  A decrease of $24.5 million in additions to property, plant and equipment. In 2002, we undertook a major expansion of our Steinbach manufacturing facility in order to increase capacity for the production of Wellbutrin XL.

FINANCING ACTIVITIES

Net cash used in financing activities increased $407.0 million from 2003 to 2004 primarily due to:

•                  An increase of $280.0 million in repayments under our revolving term credit facility; and

•                  A decrease of $170.0 million in borrowings under our revolving term credit facility.

Partially offset by:

•                  A decrease of $53.1 million in repayments of other long-term obligations. In 2004, we made the final payment related to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. In 2003, we made three payments related to that acquisition and we paid $40.0 million to GSK related to the extension of the Zovirax distribution agreement from 10 to 20 years.

Net cash provided by financing activities decreased $7.0 million from 2002 to 2003 primarily due to:

•                  A decrease in net proceeds of $384.3 million related to the issuance of our Notes in 2002;

•                  A decrease in net proceeds of $112.8 million related to the exercise of warrants in 2002. The warrants to acquire our common shares expired on September 30, 2002; and

•                  An increase of $77.4 million in repayments of other long-term obligations related to the acquisition of the Canadian rights to Wellbutrin® and Zyban® and the extension of the Zovirax distribution agreement.

Partially offset by:

•                  A decrease of $503.1 million in repurchases of our common shares under our 2002 stock repurchase program; and

•                  An increase of $60.0 million in borrowings under our revolving term credit facility.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, we had total long-term obligations of $478.9 million, including the current portion thereof, which included the carrying value of our Notes of $405.5 million and obligations related to the acquisitions of intangible assets of $69.0 million. In March 2004, we renewed our revolving term credit facility at $400.0 million. The revolving period of this facility extends to May 25, 2005, following the lenders’ consent to extend the renewal date of this facility from March 25, 2005. This facility is renewable for one-year revolving terms at the lenders’ option, with a one-year term out at our option if the lenders do not renew. We are currently in the process of renewing the revolving term of this facility. This facility may be used for general corporate purposes, including acquisitions. At December 31, 2004, we were in compliance with all financial and non-financial covenants associated with this facility. At December 31, 2004, we had no outstanding borrowings under this facility; however, we had a letter of credit with a balance of $36.7 million issued underthis facility. This letter of credit secures the remaining semi-annual payments we are required to make to Merck related to the acquisition of Vasotec® and Vaseretic®. At December 31, 2004, we had a remaining balance of $363.3 million available to borrow under this facility. Our current corporate credit ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”) are BB+ and B1, respectively, and the current ratings on our Notes from S&P and Moody’s are BB- and B2, respectively.

Commencing in 2005, we plan to invest approximately $27.6 million to further expand and optimize the capacity at our Steinbach manufacturing facility. This expansion will enable us to meet the anticipated demand for our existing products, as well as products in our development pipeline, such as tramadol ER. We expect this expansion will be completed in late 2006.

We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

CONTRACTUAL OBLIGATIONS

The following table summarizes our fixed contractual obligations at December 31, 2004:

	Payments Due by Period
[$ in 000s]	Total	2005	2006 and 2007	2008 and 2009	Thereafter
Long-term obligations	$472,167	$35,656	$36,511	$—	$400,000
Operating lease obligations	58,600	9,900	17,300	11,300	20,100
Purchase obligation	7,399	3,810	3,589	—	—
Total contractual obligations	$538,166	$49,366	$57,400	$11,300	$420,100

The above purchase obligation is in connection with the manufacture and supply of Vasotec® and Vaseretic®. We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of $133.7 million, which includes the aforementioned $25.0 million payable to Depomed on FDA approval of Glumetza™. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization.

The above table also does not reflect a contingent purchase obligation in connection with the acquisition of Ativan® and Isordil®. On the approval by the FDA of the first Ativan® line extension product that may be developed by us, we will be obligated to pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum from May 2003.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements at December 31, 2004, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar-denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final instalment related to this obligation in March 2004 and, consequently, we do not have any material remaining non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

INTEREST RATE RISK

The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than one year. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers’ acceptance. At our option we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. Based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

INVESTMENT RISK

We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A further decline in Ethypharm’s financial condition andearnings prospects may necessitate an additional write down of our investment. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 151 beginning January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R is effective at the beginning of the first interim or annual period after June 15, 2005. Accordingly, we are required to adopt SFAS No. 123R beginning July 1, 2005. We are currently evaluating the requirements of SFAS No. 123R and expect that the adoption of this statement will have a material negative impact on our consolidated results of operations. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to our current pro forma disclosures under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchangehas commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 153 beginning January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial position but we do not expect it to have a material impact.

MANAGEMENT REPORT

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The consolidated financial statements and information contained in the Management’s Discussion and Analysis (“MD&A”) necessarily includes amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate considerations to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP has been engaged by the Company’s shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company’s system of internal controls to the extent necessary to render their opinion on the consolidated financial statements. However, Ernst & Young LLP was not engaged to audit the Company’s internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

Douglas J. P. Squires	Charles A. Rowland, Jr.

Chief Executive Officer	Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Biovail Corporation

We have audited the consolidated balance sheets of Biovail Corporation at December 31, 2004 and 2003 and the consolidated statements of income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amountsand disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

On March 8, 2005, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada,
March 8, 2005

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles

[All dollar amounts expressed in thousands of U.S. dollars]

At December 31, 2004

	2004	2003
Assets
Current
Cash and cash equivalents	$34,324	$133,261
Marketable securities	5,016	—
Accounts receivable	148,762	179,374
Inventories	110,154	84,058
Deposits and prepaid expenses	16,395	15,759
	314,651	412,452
Long-term investments	68,046	113,546
Property, plant and equipment, net	186,556	173,804
Goodwill	100,294	100,814
Intangible assets, net	978,073	1,049,475
Other assets, net	63,440	72,683
	$1,711,060	$1,922,774
Liabilities
Current
Accounts payable	$41,120	$67,932
Accrued liabilities	82,917	105,201
Minority interest	—	679
Income taxes payable	24,594	24,175
Deferred revenue	8,141	5,765
Current portion of long-term obligations	33,465	58,816
	190,237	262,568
Deferred revenue	16,525	14,500
Deferred leasehold inducements	4,914	—
Long-term obligations	445,471	764,111
	657,147	1,041,179
Shareholders’ Equity
Common shares, no par value, unlimited shares authorized, 159,383,402 and 158,796,978 issued and outstanding at December 31, 2004 and 2003, respectively	1,457,065	1,448,353
Stock options outstanding	1,450	2,290
Deficit	(446,684)	(607,678)
Accumulated other comprehensive income	42,082	38,630
	1,053,913	881,595
	$1,711,060	$1,922,774

Commitments and contingencies [notes 2, 3, 24 and 25]

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Eugene N. Melnyk	Michael Van Every
Chairman of the Board	Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles

[All dollar amounts expressed in thousands of U.S. dollars, except per share data]

Years ended December 31

	2004	2003	2002

Revenue
Product sales	$841,446	$632,898	$645,986
Research and development	20,452	14,239	28,425
Co-promotion, royalty and licensing	24,645	176,585	113,614
	886,543	823,722	788,025

Expenses
Cost of goods sold	228,278	139,456	164,706
Research and development	70,493	86,570	52,150
Selling, general and administrative	257,407	242,771	166,397
Amortization	64,976	140,895	71,499
Write-down of assets, net of gain on disposal	40,685	45,081	31,944
Acquired research and development	8,640	124,720	167,745
Extinguishment of royalty obligation	—	61,348	—
Settlements	—	(34,055)	—
	670,479	806,786	654,441
Operating income	216,064	16,936	133,584
Interest income	1,034	7,165	3,608
Interest expense	(40,104)	(40,421)	(32,005)
Foreign exchange gain (loss)	(564)	(14,007)	700
Equity loss	(4,179)	(1,010)	—
Other income (expense)	(2,307)	72	3,408
Income (loss) before provision for (recovery of) income taxes	169,944	(31,265)	109,295
Provision for (recovery of) income taxes	8,950	(4,000)	21,500
Net income (loss)	$160,994	$(27,265)	$87,795
Earnings (loss) per share
Basic	$1.01	$(0.17)	$0.58
Diluted	$1.01	$(0.17)	$0.55
Weighted average number of common shares outstanding (000s)
Basic	159,115	158,516	151,960
Diluted	159,258	158,516	160,463

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In accordance with U.S. generally accepted accounting principles

[All dollar amounts expressed in thousands of U.S. dollars]

	Common Shares		Stock Options
	Shares [000s]	Amount	Outstanding
Balance, January 1, 2002	157,496	$1,407,507	$5,067
Issued on the exercise of stock options	2,197	21,506	(2,210)
Issued under Employee Stock Purchase Plan	17	463	—
Cancelled under stock repurchase program	(12,872)	(114,896)	—
Issued on exercise of warrants	11,282	119,044	—
Stock-based compensation	—	—	1,999
	158,120	1,433,624	4,856
Net income	—	—	—
Other comprehensive income
Foreign currency translation adjustment	—	—	—
Other comprehensive income	—	—	—
Comprehensive income
Balance, December 31, 2002	158,120	1,433,624	4,856
Issued on the exercise of stock options	663	14,247	(2,650)
Issued under Employee Stock Purchase Plan	14	482	—
Stock-based compensation	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—
	158,797	1,448,353	2,290
Net loss	—	—	—
Other comprehensive income
Foreign currency translation adjustment	—	—	—
Unrealized holding gains on available-for-sale investments	—	—	—
Other comprehensive income	—	—	—
Comprehensive income
Balance, December 31, 2003	158,797	1,448,353	2,290
Issued on the exercise of stock options	561	8,279	(700)
Issued under Employee Stock Purchase Plan	25	433	—
Cancellation of employee stock options	—	—	(140)
	159,383	1,457,065	1,450
Net income	—	—	—
Other comprehensive income
Foreign currency translation adjustment	—	—	—
Unrealized holding losses on available-for-sale investments	—	—	—
Other comprehensive income	—	—	—
Comprehensive income
Balance, December 31, 2004	159,383	$1,457,065	$1,450

The accompanying notes are an integral part of the consolidated financial statements.

	Executive Stock Purchase Plan Loans	Warrants Outstanding	Deficit	Accumulated Other Comprehensive Income (loss)	Total

Balance, January 1, 2002	$(9,988)	$6,221	$(280,004)	$(2,729)	$1,126,074
Issued on the exercise of stock options	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan	—	—	—	—	463
Cancelled under stock repurchase program	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants	—	(6,221)	—	—	112,823
Stock-based compensation	—	—	—	—	1,999
	(9,988)	—	(668,208)	(2,729)	757,555
Net income	—	—	87,795	—	87,795
Other comprehensive income
Foreign currency translation adjustment	—	—	—	336	336
Other comprehensive income	—	—	—	336	336
Comprehensive income					88,131
Balance, December 31, 2002	(9,988)	—	(580,413)	(2,393)	845,686
Issued on the exercise of stock options	—	—	—	—	11,597
Issued under Employee Stock Purchase Plan	—	—	—	—	482
Stock-based compensation	—	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	9,988	—	—	—	9,988
	—	—	(580,413)	(2,393)	867,837
Net loss	—	—	(27,265)	—	(27,265)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	20,233	20,233
Unrealized holding gains on available-for-sale investments	—	—	—	20,790	20,790
Other comprehensive income	—	—	—	41,023	41,023
Comprehensive income					13,758
Balance, December 31, 2003	—	—	(607,678)	38,630	881,595
Issued on the exercise of stock options	—	—	—	—	7,579
Issued under Employee Stock Purchase Plan	—	—	—	—	433
Cancellation of employee stock options	—	—	—	—	(140)
	—	—	(607,678)	38,630	889,467
Net income	—	—	160,994	—	160,994
Other comprehensive income
Foreign currency translation adjustment	—	—	—	10,470	10,470
Unrealized holding losses on available-for-sale investments	—	—	—	(7,018)	(7,018)
Other comprehensive income	—	—	—	3,452	3,452
Comprehensive income					164,446
Balance, December 31, 2004	$—	$—	$(446,684)	$42,082	$1,053,913

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles

[All dollar amounts expressed in thousands of U.S. dollars]

Years ended December 31

	2004	2003	2002
Cash Flows From Operating Activities
Net income (loss)	$160,994	$(27,265)	$87,795
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	88,307	157,317	82,368
Amortization and write-down of deferred financing costs	4,322	2,975	2,267
Amortization of discounts on long-term obligations	3,218	6,562	5,329
Write-down of assets	42,156	45,081	31,944
Gain on disposal of intangible assets	(1,471)	—	—
Acquired research and development	8,640	124,720	167,745
Equity loss	4,179	1,010	—
Receipt of leasehold inducements	5,232	—	—
Stock-based compensation	—	84	1,999
Other	1,688	4,799	(3,408)
Changes in operating assets and liabilities	(40,175)	(33,304)	(41,935)
Net cash provided by operating activities	277,090	281,979	334,104
Cash Flows From Investing Activities
Additions to property, plant and equipment	(28,029)	(36,923)	(61,382)
Acquisitions of businesses, net of cash acquired	(9,319)	(25,741)	(240,581)
Purchases of marketable securities	(5,038)	—	—
Acquisitions of long-term investments	(2,877)	(4,555)	(85,119)
Proceeds on disposal of intangible assets	3,000	10,000	—
Acquisitions of intangible assets	—	(242,298)	(375,385)
Advance of loan receivable	—	(40,000)	(30,000)
Repayment of loan receivable	—	61,071	—
Net cash used in investing activities	(42,263)	(278,446)	(792,467)
Cash Flows From Financing Activities
Advances (repayments) under revolving term credit facility, including financing costs	(282,550)	169,800	107,895
Repayments of other long-term obligations	(66,288)	(119,344)	(41,980)
Issuance of common shares, net of issue costs	8,012	12,079	19,615
Proceeds on termination of interest rate swaps	6,300	—	—
Repayment of Executive Stock Purchase Plan loans	—	9,988	—
Repurchase of common shares	—	—	(503,100)
Issuance of Senior Subordinated Notes, net of financing costs	—	—	384,280
Proceeds from exercise of warrants	—	—	112,823
Net cash provided by (used in) financing activities	(334,526)	72,523	79,533
Effect of exchange rate changes on cash and cash equivalents	762	1,125	19
Net increase (decrease) in cash and cash equivalents	(98,937)	77,181	(378,811)
Cash and cash equivalents, beginning of year	133,261	56,080	434,891
Cash and cash equivalents, end of year	$34,324	$133,261	$56,080

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles

[All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data]

December 31, 2004

1. GOVERNING STATUTE AND NATURE OF OPERATIONS

Biovail Corporation (“Biovail” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company’s main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company’s common shares trade on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol BVF.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are separately made available to all shareholders and filed with necessary regulatory authorities.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company’s third-party licensees. Significant estimates made by management include allowances for accounts receivable and inventories, provisions for product returns, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets, and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s financial position and results of operations could be materially impacted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

MARKETABLE SECURITIES

Marketable securities comprise investment-grade debt securities with original maturities greater than 90 days when purchased and are accounted for as being available-for-sale. These securities are reported at fair value with all unrealized gains and losses recognized in comprehensive income or loss. Realized gains and losses on the sale of these securities are recognized in net income or loss. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

ACCOUNTS RECEIVABLE

The company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience and changes in customer payment patterns.

INVENTORIES

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of and estimated time required to sell such inventories. Obsolete inventory and rejected product are written off to cost of goods sold.

LONG-TERM INVESTMENTS

Long-term investments with readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

Long-term investments without readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

A long-term investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company’s share of the losses of this investee is recognized in net income or loss.

On an ongoing basis, the Company evaluates its long-term investments to determine if a decline in fair value is other-than-temporary.Factors that the Company considers include general market conditions, the duration and extent to which the fair value of an investment is below its cost basis and the Company’s ability and intent to hold the investment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

GOODWILL

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment by comparing the fair value of the reporting unit to which the goodwill relates to the carrying value of the reporting unit. The Company tests goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the fair value of the reporting unit may be below its carrying value.

INTANGIBLE ASSETS

Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. The Company does not have any indefinite-lived intangible assets. Intangible assets are reported at cost, less accumulated amortization. Amortization is generally calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	8-20 years
Technology	15 years

IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets, which include property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

The Company’s evaluation of long-lived assets is based on management’s assessment of potential indicators of impairment, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. While there were no significant indications of impairment at December 31, 2004, the Company is currently reviewing its strategic approach to commercializing its products in the United States. The outcome of this review is not presently determinable, but it could result in a write-down in the carrying values of certain of the Company’s long-lived assets.

DEFERRED FINANCING COSTS

Deferred financing costs are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

DEFERRED COMPENSATION PLAN

The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan are placed in trust, and are recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for U.S. income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense (to reflect the fair value of the amount owed to the participants), are recognized in net income or loss.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a fair value hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets orliabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, thederivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income or loss. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

DEFERRED LEASEHOLD INDUCEMENTS

Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company’s operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income or loss in shareholders’ equity. Foreign currency gains and losses related to the remeasurement of the Company’s Irish operation into its U.S. dollar functional currency are recognized in net income or loss.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized in net income or loss.

REVENUE RECOGNITION

Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or serviceshave been rendered, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: (i) the delivered item has standalone value to the customer; (ii) the fair value of any undelivered items can be reliably determined; and (iii) the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Product Sales

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks.In connection with these provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by these licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for these discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience.

The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company’s distribution channels. The Company is subject to rebates and chargebacks on sales made under governmental and managed care pricing programs. Provisions for these rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs.

Research and Development

Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contracts. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company’s proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

Co-promotion

Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2004.

Royalty and Licensing

Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

SHIPPING AND HANDLING COSTS

Shipping and handling costs comprising freight-out are included in cost of goods sold. The Company does not charge customers for shipping and handling costs.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to proprietary research and development programs are expensed as incurred. Milestone payments made to third parties in connection with research and development collaborations are expensed as incurred prior to the receipt of regulatory approval. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful lives of the related products.

Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses and were $12,956,000, $9,503,000 and $11,570,000 in 2004, 2003 and 2002, respectively.

ACQUIRED RESEARCH AND DEVELOPMENT EXPENSE

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use.

The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

The research being undertaken on these projects relates specifically to developing novel formulations of the associated molecules. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project’s net cash flows. The discount rates reflect the project’s stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated useful life of the product.

ADVERTISING COSTS

Advertising costs comprise product samples, print media and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the product. The Company did not have any deferred advertising costs at December 31, 2004 or 2003.

Advertising costs expensed in 2004, 2003 and 2002 were $29,040,000, $23,013,000 and $18,795,000, respectively. These costs are included in selling, general and administrative expenses.

CO-PROMOTION FEES

Co-promotion fees payable by the Company are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses. The Company did not incur any co-promotion fees in 2004.

STOCK-BASED COMPENSATION

Under the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value-based method had been applied.

The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss in 2004, 2003 or 2002; however, the Company recorded compensation expense in 2003 and 2002 for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. (“DJ Pharma”). The following table presents the Company’s pro forma net income or loss and earnings or loss per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	2004	2003	2002
Net income (loss) as reported	$160,994	$(27,265)	$87,795
Pro forma stock-based compensation expense determined under fair value-based method	(20,403)	(16,903)	(14,254)
Pro forma net income (loss)	$140,591	$(44,168)	$73,541
Basic earnings (loss) per share
As reported	$1.01	$(0.17)	$0.58
Pro forma	$0.88	$(0.28)	$0.48
Diluted earnings (loss) per share
As reported	$1.01	$(0.17)	$0.55
Pro forma	$0.88	$(0.28)	$0.46

The weighted average fair values of all stock options granted during 2004, 2003 and 2002 were $8.09, $11.48 and $13.58, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected option life [years]	4.0	4.0	3.8
Volatility	55.8%	54.7%	46.8%
Risk-free interest rate	3.7%	3.9%	4.5%
Dividend yield	—%	—%	—%

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

INCOME TAXES

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

COMPREHENSIVE INCOME OR LOSS

Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income or loss is recorded as a component of shareholders’ equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 151 beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which revises SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R is effective at the beginning of the first interim or annual period after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 123R beginning July 1, 2005. The Company is currently evaluating the requirements of SFAS No. 123R and expects that the adoption of this standard will have a material negative impact on its consolidated results of operations. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 153 beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have on its consolidated results of operations and financial position but does not expect it to have a material impact.

3. DISPOSITION AND ACQUISITIONS OF INTANGIBLE ASSETS

YEAR ENDED DECEMBER 31, 2004

DISPOSITION OF CEDAX

In July 2004, Biovail terminated its sub-license and manufacturing agreements with Schering-Plough Corporation (“Schering”) to market and distribute Cedax in the United States. Biovail had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates (“Shionogi”) assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay Biovail $3,000,000 in consideration for the conveyance of Biovail’s rights under the sub-license agreements, and Shionogi may pay Biovail up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. Biovail will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired Biovail’s remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is netted against write-down of assets.

YEAR ENDED DECEMBER 31, 2003

ACQUISITIONS OF INTANGIBLE ASSETS

During 2003, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition

	Tramadol products	Ativan® and Isordil®	Athpharma products	Generic omeprazole	Other	Total
Acquired Assets
Acquired research and development expense	$16,000	$38,100	$44,200	$—	$—	$98,300
Trademarks	—	107,542	—	—	—	107,542
Product rights	—	16,041	—	35,500	256	51,797
Technology	—	2,156	—	—	—	2,156
	$16,000	$163,839	$44,200	$35,500	$256	$259,795
Consideration
Cash paid	$16,000	$146,342	$44,200	$35,500	$256	$242,298
Long-term obligation	—	17,497	—	—	—	17,497
	$16,000	$163,839	$44,200	$35,500	$256	$259,795

Tramadol Products

In April 2002, Biovail obtained the rights to market six products under development by Ethypharm S.A. (“Ethypharm”) (as described in note 23 – Research and Development Collaborations). The products under development included Ethypharm’s orally disintegrating tablet (“ODT”) formulations of tramadol hydrochloride (“HCl”) (“Tramadol ODT”), and combination of tramadol HCl and acetaminophen (“Tramadol/ APAP”). Tramadol is indicated for the treatment of moderate to moderately severe pain.

In September 2003 (as amended in February 2004 to confirm conditions that existed at December 31, 2003), Biovail acquired Ethypharm’s remaining interest in Tramadol ODT (including all relevant patents) for $16,000,000. Through this acquisition, Biovail extinguished any future milestone or royalty obligations that it may have had to Ethypharm related to Tramadol ODT, except for a $1,000,000 milestone payment if Tramadol ODT is approved by the U.S. Food and Drug Administration (“FDA”). In addition to Tramadol ODT, Biovail acquired Ethypharm’s remaining interest in Tramadol/APAP (including all relevant patents). Biovail will pay Ethypharm a royalty on any future sales of Tramadol/APAP.

Acquired Research and Development

At the dates of acquisition, Tramadol ODT was in a late-stage clinical phase of development and Tramadol/APAP was in a pre-clinical phase of development, and neither of these products had been submitted for approval by the FDA. In May 2004, the FDA accepted Biovail’s New Drug Application (“NDA”) submission for Tramadol ODT for review. In January 2005, Biovail received an Approvable Letter from the FDA for Tramadol ODT, which indicated that approval is pending resolution of labeling issues.

Ativan® and Isordil®

In May 2003, Biovail acquired from Wyeth Pharmaceuticals Inc. (“Wyeth”) the rights to Ativan® (lorazepam) and Isordil® (isosorbide dinitrate) in the United States. Ativan® is indicated for the management of anxiety disorders and Isordil® is indicated for the prevention of angina pectoris due to coronary artery disease. Biovail also acquired a license to use certain technologies relating to Wyeth’s Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years from the date of acquisition. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Biovail will also pay Wyeth royalties on any future sales of any Ativan® line extension products that may be developed and marketed by

Biovail, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to Biovail’s available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated future cash flows related to each acquired asset were determined based on the relative risk of achieving each asset’s estimated future cash flows and were in the range of 10.5% to 35%.

The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately 19 years.

Acquired Research and Development

At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 35% and the costs to complete the development of these products were estimated to be up to $23,500,000. An ODT formulation of Ativan®, for the treatment of anxiety, is in an early clinical phase of development.

Athpharma Products

In April 2003, Biovail entered into an agreement with Athpharma Limited (“Athpharma”) to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products. Biovail will pay a portion of the development costs, and may make aggregate payments of $24,200,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on any future sales of these products.

Acquired Research and Development

At the date of acquisition, Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 45% to 70% and Biovail’s share of the costs to complete the development of these products was estimated to be $20,000,000. The following values were assigned to these products: Bisochron - $21,550,000, Isochron - $13,100,000, Hepacol I - $6,985,000 and Hepacol II - $2,565,000. Biovail and Athpharma are currently in discussions to either substitute certain new products in place of Bisochron, Isochron, Hepacol I and Hepacol II or to terminate the development and license agreement.

Generic Omeprazole

In May 2003, Biovail paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002, as described in note 4 - Acquisitions of Businesses) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from this interest. Amortization expense of $1,121,000 and $34,379,000 was recorded in 2004 and 2003, respectively, as Biovail had received all of the value from this interest by March 31, 2004.

YEAR ENDED DECEMBER 31, 2002

ACQUISITIONS OF INTANGIBLE ASSETS

During 2002, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Wellbutrin® and Zyban®	Vasotec® and Vaseretic®	Teveten®	Zovirax	Total
Acquired Assets
Prepaid expenses	$2,609	$—	$—	$—	$2,609
Trademarks	24,349	165,804	—	—	190,153
Product rights	45,000	79,500	94,340	173,364	392,204
	$71,958	$245,304	$94,340	$173,364	$584,966
Consideration
Cash paid, net of gross profit on acquired assets	$1,997	$145,684	$94,340	$133,364	$375,385
Long-term obligations	69,961	99,620	—	40,000	209,581
	$71,958	$245,304	$94,340	$173,364	$584,966

Wellbutrin® and Zyban®

In December 2002, Biovail acquired from GlaxoSmithKline plc (“GSK”) the rights to Wellbutrin® SR and Zyban® (bupropion HCl) in Canada. Biovail also acquired the right to market its bupropion HCl extended-release tablets (“Wellbutrin XL”) in Canada if regulatory approval is received. Wellbutrin® SR is indicated for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Biovail obtained the beneficial rights to Wellbutrin® SR and Zyban® effective December 1, 2002, and obtained full legal rights on March 2, 2004, following the completion of the payments described below.

GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® to Biovail for four years from the date of acquisition. GSK continued to market Wellbutrin® SR and Zyban® in Canada during the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail paid GSK a tiered royalty on the net sales of these products during this period. Effective January 1, 2004, Biovail began to actively promote Wellbutrin® SR in Canada.

The purchase price for Wellbutrin® and Zyban® comprised cash consideration, including costs of acquisition, of $3,320,000, less GSK’s gross profit on the acquired assets from December 1, 2002 (the effective date of the transaction) to December 26, 2002 (the closing date of the transaction) of $1,323,000, plus remaining payments of $72,072,000 paid in four quarterly instalments from June 1, 2003 to March 1, 2004. These payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail’s available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $69,961,000. Biovail will also pay GSK a royalty on any future sales of Wellbutrin XL in Canada for a period of 20 years from the date of commercial launch of this product.

The prepaid expenses were amortized over a one-year period from January 1, 2003. These expenses related to the minimum amount that GSK committed to spend on the marketing of Wellbutrin® SR and Zyban® in Canada during that period. The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 16 years.

Vasotec® and Vaseretic®

In May 2002, Biovail acquired from Merck & Co., Inc. (“Merck”) the rights to Vasotec® (enalapril maleate) and Vaseretic® (enalapril maleate and hydrochlorothiazide) in the United States. Vasotec® and Vaseretic® are indicated for the treatments of hypertension and congestive heart failure.

Biovail also acquired the fixed-dose combination NDA of enalapril and diltiazem maleate. Merck will continue to manufacture and supply Vasotec® and Vaseretic® to Biovail for five years from the date of acquisition. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Biovail will also pay Merck royalties on any future sales of any life cycle products developed and marketed in the United States.

Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on any future sales of this new dosage format.

The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck’s gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. These payments were present valued using an imputed interest rate of 5.75%, which was comparable to Biovail’s available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $99,620,000.

The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 19 years.

Teveten®

In March 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG (“Solvay”) the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights are being amortized over their estimated useful life of 20 years.

Solvay will continue to manufacture and supply Teveten® and Teveten® HCT to Biovail for up to 12 years from the date of acquisition, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay paid Biovail a $20,000,000 marketing allowance to reimburse Biovail for the agreed upon direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. Biovail recorded one-half of the marketing allowance each year in 2003 and 2002 as a reduction of selling, general and administrative expenses. Biovail formed a joint business development committee with Solvay to discuss future clinical and product-development options that could enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire, for worldwide markets excluding the United States, all potential future modifications and innovations developed by Biovail for Teveten®.

Zovirax

Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax Ointment and Zovirax Cream in the United States. Zovirax (acyclovir) is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes, and Zovirax Cream is indicated for the treatment of cold sores. GSK will continue to manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail over the term of the distribution agreement.

The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over their estimated useful life of 10 years, based on the original term of the distribution agreement.

In the event of the termination of the Wellbutrin XL agreement (as described in note 22 – Marketing and Distribution Agreements) by either Biovail or GSK, Biovail would be required to pay GSK additional payments for the rights to Zovirax of $22,000,000 per year in calendar years 2005 and 2006, and in calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail’s gross sales of Zovirax during the immediately preceding calendar year.

Effective October 1, 2002, Biovail amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. Biovail has been paying the reduced Zovirax supply price since the effective date; however, the reduction in the supply price was subject to repayment if Wellbutrin XL was not approved by the FDA. Accordingly, Biovail deferred the value of the reduction in the supply price in accrued liabilities pending the outcome of the Wellbutrin XL approval. In June 2003, GSK received an Approvable Letter relating to Wellbutrin XL, which raised only routine matters. As a result, Biovail believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, Biovail reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25,456,000, as of the date of the Approvable Letter, was recorded as a reduction to the cost of Zovirax sold in 2003. In August 2003, GSK received FDA approval for Wellbutrin XL.

In December 2002, Biovail and GSK agreed to extend the Zovirax distribution agreement from 10 to 20 years. In consideration for this extension, Biovail paid GSK $40,000,000 in March 2003. This amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, these product rights are being amortized over their revised estimated remaining useful life of 19 years.

4. ACQUISITIONS OF BUSINESSES

YEARS ENDED DECEMBER 31, 2004 AND 2003

BNC-PHARMAPASS

Description of acquisition

In July 2003, Biovail and Pharma Pass II, LLC (“PPII”) formed BNC-PHARMAPASS, LLC (“BNC-PHARMAPASS”) to advance the development of three products. These products were carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. Biovail agreed to pay the cost of all clinical trials and certain other development costs related to these products. Biovail had an option to acquire PPII’s interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

Subsequent to date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII’s interest in BNC-PHARMAPASS was reduced to 16%, and Biovail’s interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

At December 31, 2003, Biovail’s investment in BNC-PHARMAPASS was recorded as follows:

Cash	$4,319
Minority interest	(679)
Acquired research and development expense	26,420
Cash contributed	$30,060

In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII’s remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail’s share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII’s remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development expense in 2004.

Acquired Research and Development

At the dates of acquisition, the carvedilol, eprosartan and tamsulosin products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45% and the costs to complete the development of these products were estimated to be $50,000,000. Biovail is continuing the development programs for carvedilol and eprosartan, which are in early clinical phases of development.

YEAR ENDED DECEMBER 31, 2002

During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation (“Pharma Tech”) and Pharma Pass LLC and Pharma Pass S.A. (collectively, “Pharma Pass”). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition as follows:

	Pharma Tech	Pharma Pass	Total
Acquired Assets
Acquired research and development expense	$60,558	$107,187	$167,745
Product rights	5,000	63,800	68,800
Technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)
Consideration, net of cash acquired	$61,894	$178,687	$240,581

PHARMA TECH

Background

Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail’s products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of 10 years from the date of launch of each product. Biovail had options to acquire Pharma Tech’s interest in the products or to acquire Pharma Tech.

Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively. In 2002, Biovail also recorded $6,689,000 of up-front fees in research and development revenue. These fees had been received from Pharma Tech in 2001, at which time they were deferred for subsequent amortization to revenue. The deferred revenue was fully amortized at December 31, 2002.

Description of Acquisition

On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development by Pharma Tech of one of the products under development and the associated royalties on future sales of this product if approved by the FDA. At the date of termination, this product had not been submitted for approval by the FDA. Accordingly, the termination payment was expensed as acquired research and development.

On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech.

The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset’s estimated future cash flows and were in the range of 30% to 45%.

Acquired Research and Development

At the date of acquisition, Pharma Tech was involved in a number of product-development projects that were in various stages of completion and had not been submitted for approval by the FDA. At the date of acquisition, an additional product had received an Approvable Letter from the FDA; however, significant technical issues required resolution before final approval would be granted. Therefore, the technological feasibility of this product had not been established at the date of acquisition. Biovail is continuing to work to resolve these issues. Subsequent to the date of acquisition, Biovail discontinued one of the product-development projects and it received an Approvable Letter from the FDA for one of the remaining products.

Product Rights

At the date of acquisition, Pharma Tech was involved with a product-development project that had been submitted for approval by the FDA. This product has received an Approvable Letter from the FDA, which raised only routine matters. Biovail believes that these matters can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits until regulatory approval is obtained. The product rights are being amortized over their estimated useful life of 15 years.

PHARMA PASS

Background

Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail’s products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of 15 years from the date of launch of each product.

Description of Acquisition

On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000, including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass.

The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset’s estimated future cash flows and were generally in the range of 9% to 45%. The estimated weighted average useful life of the acquired assets is approximately four years.

Acquired Research and Development

At the date of acquisition, Pharma Pass was involved in approximately 20 product-development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of these products had been submitted for approval by the FDA and the remaining products were in various stages of completion. Subsequent to the date of acquisition, one of these products (bupropion HCl) received FDA approval and another (tramadol HCl) received an Approvable Letter from the FDA. Two other products were sold to Teva Pharmaceuticals Industries Ltd. (“Teva”) (as described in note 22 – Marketing and Distribution Agreements). Biovail is continuing the development programs for the remaining products.

Product Rights

Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and generic omeprazole. Biovail is entitled to receive royalties on sales of Tricor and was entitled to a participating interest in the gross profit on sales of generic omeprazole. The Tricor product right is being amortized over its estimated useful life of eight years. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from the participating interest. The generic omeprazole product right was fully amortized in 2003, as Biovail had received all of the value from this interest by December 31, 2003.

Technology

Biovail obtained the patents related to Pharma Pass’s Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes this technology has application to products currently in formulation and to the future development of controlled-release products. Biovail also obtained Pharma Pass’s oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail has the option to continue the development of four products utilizing this technology. Biovail will pay PPII up to $10,000,000 in milestone fees subject to the successful completion of the development of these products. Biovail will obtain ownership of the related patents following the net payment of $10,000,000 less the sum of the milestone fees paid. Biovail is currently in the process of selecting the four products to be developed. The technology is being amortized over its estimated useful life of 15 years.

5. CASH AND CASH EQUIVALENTS

	2004	2003
Cash and bank certificates of deposit	$33,562	$72,928
Money market funds	762	54,914
Canadian government securities	—	5,419
	$34,324	$133,261

6. MARKETABLE SECURITIES

The amortized cost and estimated fair value of marketable securities held at December 31, 2004 were as follows:

	Amortized	Unrealized	Fair
	cost	losses	value
Debt securities	$5,020	(4)	$5,016

All marketable securities held at December 31, 2004 mature within one year.

7. ACCOUNTS RECEIVABLE

	2004	2003
Trade	$139,576	$159,656
Less allowances for doubtful accounts and sales discounts	4,716	3,954
	134,860	155,702
Royalties	7,011	16,089
Other	6,891	7,583
	$148,762	$179,374

A significant portion of the Company’s product sales is made to its third-party licensees, as well as major drug wholesalers in the United States and Canada. The three largest customer balances accounted for 62% of trade receivables at December 31, 2004.

8. INVENTORIES

	2004	2003
Raw materials	$48,801	$25,937
Work in process	14,862	26,803
Finished goods	46,491	31,318
	$110,154	$84,058

9. LONG-TERM INVESTMENTS

	2004	2003
Ethypharm	$30,000	$67,802
Depomed, Inc.	23,646	30,562
Reliant Pharmaceuticals, LLC	8,929	8,929
Western Life Sciences Venture Fund	872	2,038
Other	4,599	4,215
	$68,046	$113,546

ETHYPHARM

In April 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. Biovail has not exercised this option. The investment in Ethypharm is being accounted for using the cost method.

In September 2003 (as amended in February 2004), Biovail negotiated with Ethypharm for price protection on its initial equity investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm; however, the likelihood of Biovail realizing the value of this investment through such a refinancing by Ethypharm is currently considered remote, as this price protection expires on June 9, 2005. Consequently, Biovail evaluated its investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. In December 2004, Biovail recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment.

DEPOMED, INC. (“DEPOMED”)

In July 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In addition, Biovail obtained a three-year option to purchase additional common shares of Depomed, in an amount sufficient for Biovail to increase its investment up to 20% of Depomed’s issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. Biovail has not exercised this option.

In May 2002, Biovail obtained the rights to manufacture and market Depomed’s 500 mg tablets of Glumetza™ (metformin HCl) under development (as described in note 23 – Research and Development Collaborations).

In April 2003, in connection with a private placement by Depomed, Biovail acquired an additional 1,626,154 common shares of Depomed for $3,533,000. Biovail also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share. Biovail has not exercised these warrants.

The investment in Depomed has been classified as being available-for-sale. At December 31, 2004 and 2003, Biovail’s investment represented approximately 12% of the issued and outstanding common shares of Depomed. In 2004 and 2003, Biovail recorded an unrealized holding loss of $6,916,000 and unrealized holding gain of $20,752,000, respectively, in other comprehensive income to reflect changes in the fair value of this investment. In 2002, Biovail recorded an unrealized holding loss of $7,398,000 in net income to reflect an other-than-temporary decline in the fair value of this investment.

RELIANT PHARMACEUTICALS, LLC (“RELIANT”)

In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 22 – Marketing and Distribution Agreements), Biovail subscribed to $8,929,000 of Series D Preferred Units of Reliant. These units are convertible on a 1:1 basis into Reliant’s common units and are senior to all existing preferred classes of units (Series A, B and C) of Reliant. These units do not entitle the holders to a preferred return (or dividends). In the case of a liquidation of Reliant, these units are entitled to a distribution, before any other distribution or payment is made to any unit ranking junior to these units, of an amount equal to the sum of: (i) $20.00 per unit; and (ii) interest on such amount at a rate of 8.5% per annum from the date of contribution. These units are redeemable by Reliant at a redemption price equal to the preceding liquidation amount. These units have voting rights equal to the number of whole common units into which they are convertible. At December 31, 2004 and 2003, Biovail’s investment represented less than 2% of the total issued and outstanding common and preferred units. This investment is being accounted for using the cost method.

WESTERN LIFE SCIENCES VENTURE FUND

In December 2001, Biovail committed to an aggregate capital contribution of approximately $7,790,000 to a limited partnership under the name of Western Life Sciences Venture Fund. The purpose of this fund is to invest in early-stage biotechnology companies. Biovail has the exclusive right to negotiate for the distribution, sales, marketing or licensing rights to any products of the investee companies of this fund. This investment is denominated in Canadian dollars and is being accounted for using the equity method.

At December 31, 2004 and 2003, Biovail had invested a total of $5,795,000 and $3,162,000, respectively, to acquire Class A units of this fund. At December 31, 2004 and 2003, Biovail’s investment represented approximately 28% and 26%, respectively, of the total issued and outstanding Class A units. In 2004 and 2003, Biovail’s share of the net losses of this fund was $4,179,000 and $1,010,000, respectively.

10. PROPERTY, PLANT AND EQUIPMENT

	2004		2003
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,764	$—	$11,378	$—
Buildings	83,136	13,526	75,186	9,742
Machinery and equipment	102,099	36,575	88,594	26,269
Other equipment and leasehold improvements	71,851	32,193	56,083	21,426
	268,850	$82,294	231,241	$57,437
Less accumulated depreciation	82,294		57,437
	$186,556		$173,804

At December 31, 2004 and 2003, the cost of property, plant and equipment included $18,389,000 and $20,606,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $222,000 and $1,422,000 in 2004 and 2003, respectively.

Depreciation expense amounted to $22,259,000, $15,351,000 and $9,794,000 in 2004, 2003 and 2002, respectively.

11. INTANGIBLE ASSETS

	2004		2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$116,453	$703,698	$81,371
Product rights	459,773	84,877	550,880	141,068
Technology	21,041	5,109	21,041	3,705
	1,184,512	$206,439	1,275,619	$226,144
Less accumulated amortization	206,439		226,144
	$978,073		$1,049,475

In 2004, the Company’s participating interest in the gross profit on sales of generic omeprazole was fully amortized, as the Company had received all of the value from this interest by this date. Accordingly, the Company removed the cost and accumulated amortization of $85,357,000 related to this interest from product rights.

Amortization expense amounted to $66,048,000, $139,357,000 and $72,574,000 in 2004, 2003 and 2002, respectively. Annual amortization expense, related to intangible assets recorded at December 31, 2004, for each of the five succeeding years ending December 31 is as follows:

2005	$64,809
2006	63,802
2007	63,802
2008	63,669
2009	62,736

Product rights have an estimated weighted average useful life of approximately 16 years. Total intangible assets have an estimated weighted average useful life of approximately 18 years.

12. OTHER ASSETS

	2004	2003
Deferred financing costs	$18,661	$17,311
Less accumulated amortization	9,396	6,274
	9,265	11,037
Zovirax distribution agreement	40,656	40,656
Deferred compensation trust fund	6,892	5,644
Interest rate swaps	6,002	14,746
Loan receivable	625	600
	$63,440	$72,683

DEFERRED FINANCING COSTS

In March 2004, the Company recorded a $1,200,000 write-down of deferred financing costs, as the result of a reduction in the borrowing capacity under its revolving term credit facility. Amortization expense related to deferred financing costs amounted to $3,122,000, $2,975,000 and $2,267,000 in 2004, 2003 and 2002, respectively.

ZOVIRAX DISTRIBUTION AGREEMENT

In consideration for certain amendments to the original Zovirax distribution agreement with GSK, Biovail agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail’s available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which was recorded in other assets. This amount will be amortized over the period of benefit from the amended terms beginning in 2005.

INTEREST RATE SWAPS

The fair value of the Company’s fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 (“Notes”) is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps.

In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. These swaps involved the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate (“LIBOR”) plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. On June 24, 2004, the Company terminated these swaps and received a cash settlement payment of $6,300,000, of which $4,478,000 was applied against the remaining fair value of these swaps and $1,822,000 was applied against the accrued interest receivable related to these swaps at the date of termination. Prior to the termination of these swaps, the Company recognized other expense of $2,307,000 in the period from January 1, 2004 to June 24, 2004, and other income of $72,000 and $3,408,000 in 2003 and 2002, respectively, related to the ineffective portion of this terminated hedging relationship.

On June 28, 2004, the Company entered into a new interest rate swap in a notional amount of $200,000,000, which is designated as a hedge of the Notes. This swap involves the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month LIBOR plus a spread of 3.26%, without an exchange of the underlying principal amount. This swap has a call feature and other terms that are consistent with those of the Notes; therefore, the Company can assume that there is no ineffectiveness present in this new hedging relationship, which permits it to apply the shortcut method of accounting in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, there was no ineffectiveness related to this new hedging relationship recorded in other income or expense in the period from June 28, 2004 to December 31, 2004. At December 31, 2004, the fair value of this swap was $3,365,000 in favour of the Company.

At December 31, 2004, the Company reported a fair value adjustment to the carrying value of the Notes in long-term obligations of $7,443,000. This adjustment comprised $4,078,000 related to the terminated hedging relationship, which is being amortized to reduce interest expense over the remaining term of the Notes, and a $3,365,000 offset to the fair value of the new interest rate swap.

LOAN RECEIVABLE

In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer, which is secured by a charge on the former officer’s personal residence. Effective March 1, 2004, this loan bears interest at a rate equal to the Company’s rate of borrowing. Interest is accrued and added to the principal balance. Principal and accrued interest are due on March 31, 2008.

13. ACCRUED LIABILITIES

	2004	2003
Product returns	$30,421	$43,289
Product rebates and chargebacks	12,409	21,601
Employee costs	16,052	16,796
Interest	9,148	9,209
Other	14,887	14,306
	$82,917	$105,201

14. DEFERRED REVENUE

	2004	2003
Up-front research and development fees	$8,800	$10,900
Up-front licensing fees and other	13,390	8,063
Customer prepayments	2,476	1,302
	24,666	20,265
Less current portion	8,141	5,765
	$16,525	$14,500

Effective January 1, 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Total revenue in 2004, 2003 and 2002 included $3,400,000, $5,200,000 and $4,800,000, respectively, of amortization of revenue deferred on the implementation of
SAB No. 101.

15. LONG-TERM OBLIGATIONS

	2004	2003
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,916)	(2,281)
Fair value adjustment	7,443	10,401
	405,527	408,120

Revolving term credit facility	—	280,000
Zovirax obligation	32,230	42,198
Vasotec® and Vaseretic® obligation	27,704	45,376
Ativan® and Isordil® obligation	9,037	17,806
Wellbutrin® and Zyban® obligation	—	22,407
Deferred compensation	4,438	7,020
	478,936	822,927
Less current portion	33,465	58,816
	$445,471	$764,111

Interest expense on long-term obligations amounted to $36,963,000, $38,987,000 and $28,564,000 in 2004, 2003 and 2002, respectively.

NOTES

Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12 months beginning April 1 of the years indicated below:

Percentage of
Year	principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company’s common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

At December 31, 2004 and 2003, the aggregate market values of the Notes, based on quoted market prices, were approximately $412,000,000 and $408,000,000, respectively.

REVOLVING TERM CREDIT FACILITY

At December 31, 2004, the Company had no outstanding borrowings under its $400,000,000 revolving term credit facility. At December 31, 2003, the Company had advances of $280,000,000 borrowed under this credit facility. At December 31, 2004 and 2003, the Company had a letter of credit issued under this credit facility of $36,666,000 and $61,207,000, respectively, which secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. At December 31, 2004 and 2003, the Company had remaining balances of $363,334,000 and $58,793,000, respectively, available to borrow under this credit facility.

The revolving period of this credit facility extends to May 25, 2005, following the lenders’ consent to extend the renewal date from March 25, 2004. The revolving period may be extended at the request of the Company and at the sole discretion of the lenders for additional periods of up to 364 days. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments.

Borrowings under this credit facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders’ equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle this entire credit facility, plus accrued and unpaid interest at the date of settlement.

Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers’ acceptance (“BA”) advances or letters of credit. Interest is charged at the Bank’s quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company’s financial covenant ratios at the time of such borrowing.

ZOVIRAX OBLIGATION

The Zovirax obligation relates to the amendments to the Zovirax distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The three remaining annual payments of $11,250,000 each are due on March 31 of each year, from 2005 to 2007.

VASOTEC® AND VASERETIC® OBLIGATION

This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The remaining payments are due semi-annually, on April 1 and October 1 of each year, in the following annual amounts: 2005 - $15,256,000; and 2006 - $14,011,000.

ATIVAN® AND ISORDIL® OBLIGATION

This obligation reflects the remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The final payment of $9,150,000 is due on May 31, 2005.

WELLBUTRIN® AND ZYBAN® OBLIGATION

This obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The final payment was made on March 1, 2004.

MATURITIES

Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2005	$—	$35,656	$35,656
2006	—	25,261	25,261
2007	—	11,250	11,250
2010	400,000	—	400,000
Total gross maturities	400,000	72,167	472,167
Unamortized discounts	(1,916)	(3,196)	(5,112)
Fair value adjustment	7,443	—	7,443
Deferred compensation(1)	—	4,438	4,438
Total long-term obligations	$405,527	$73,409	$478,936

(1)          The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

16. SHAREHOLDERS’ EQUITY

STOCK OPTION PLANS

In June 2004, the Company adopted a new stock option plan (the “2004 Stock Option Plan”) in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company. The 2004 Stock Option Plan provides that a maximum of 5,000,000 common shares are issuable pursuant to the exercise of options. The options are granted at the fair market value of the underlying common shares at the date of grant and expire no later than 10 years from that date.

Under the Company’s previous stock option plan established in 1993, as amended (the “1993 Stock Option Plan”), a maximum of 28,000,000 common shares were issuable pursuant to the exercise of options. The options were granted at the fair market value of the underlying common shares at the date of grant and expire no later than seven years from that date. On approval of the 2004 Stock Option Plan, the 1993 Stock Option Plan was frozen and no further grants of stock options will be made under that plan. The remaining 409,112 common shares that were reserved for the issuance of stock options under the 1993 Stock Option Plan were removed from the reserve. At December 31, 2004, there were 7,390,762 outstanding options that are or may become exercisable under the terms of the 1993 Stock Option Plan.

The following table summarizes the Company’s stock option activity for the three years ended December 31, 2004:

	Options [000s]	Weighted average exercise price
Outstanding balance, January 1, 2002	6,253	$18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48
Outstanding balance, December 31, 2002	5,925	28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93
Outstanding balance, December 31, 2003	7,332	28.91
Granted	1,241	18.75
Exercised	(561)	13.51
Forfeited	(300)	26.40
Outstanding balance, December 31, 2004	7,712	$28.49

The weighted average fair values per stock option granted during 2004, 2003 and 2002 were $8.09, $11.48 and $13.58, respectively.

The following table summarizes information about options outstanding at December 31, 2004:

Range of exercise prices	Outstanding [000s]	Weighted average remaining contractual life [years]	Weighted average exercise price	Exercisable [000s]	Weighted average exercise price
$ 0.81-$3.52(1)	44	5.0	$3.06	44	$3.06
8.75-12.77	76	1.1	9.67	76	9.67
17.50-25.00	3,362	3.2	20.40	1,834	21.77
27.72-39.00	2,918	2.9	32.42	1,946	32.82
40.00-48.07	1,312	2.3	42.41	1,026	42.36
	7,712	2.9	$28.49	4,926	$30.07

(1)          These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement.

EMPLOYEE STOCK PURCHASE PLAN (“EPP”)

The Company’s EPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. A maximum of 1,200,000 common shares are issuable under the EPP. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the fair market value of the common shares on the date on which the eligible period ends. At December 31, 2004, a total of 88,698 common shares have been issued under the EPP.

STOCK REPURCHASE PROGRAMS

In November 2003, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 10% of its issued and outstanding common shares on or before November 25, 2004. No common shares were repurchased under this program.

In February 2002, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Company increased the amount to 10% of its issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388,204,000, was charged to deficit. This program was terminated with no further common shares repurchased.

WARRANTS OUTSTANDING

At September 30, 1999, the Company had 3,737,500 warrants issued and outstanding. Each warrant entitled the holder to purchase four common shares of the Company. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

EXECUTIVE STOCK PURCHASE PLAN (“ESPP”) LOANS

In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company’s rate for borrowings. Interest was payable quarterly in arrears. These loans were due and payable on September 30, 2003.

At December 31, 2003, four executive officers were indebted to the Company in an aggregate amount of $7,990,000 in connection with the ESPP loans. To facilitate repayment of these loans, on December 31, 2003, Eugene Melnyk, Chairman of the Board of Biovail, in his individual capacity, made loans to these executives in an amount equal to the amount of their indebtedness to the Company and the ESPP loans were repaid. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 shares of the Company and their interest in 200,000 options to acquire shares of the Company having a strike price of $31.00 per share. The loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them, except in certain instances.

17. WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

YEAR ENDED DECEMBER 31, 2004

In 2004, the Company recorded a net charge of $40,685,000 related to the write-down or gain on disposal of the following assets:

In December 2004, Biovail recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm (as described in note 9 – Long-Term Investments).

In November 2004, the Company decided not to reformulate the Rondec product line and to discontinue all related marketing and sales efforts, as the result of a continuing decline in market share for these products due to generic competition. The Company evaluated the fair value of the Rondec product rights and determined that they had been permanently impaired. Accordingly, the Company recorded a charge of $4,354,000 to write off the remaining carrying value of these product rights.

In July 2004, the Company disposed of the Cedax product rights, which resulted in a gain on disposal of $1,471,000 (as described in note 3 – Disposition and Acquisitions of Intangible Assets).

YEAR ENDED DECEMBER 31, 2003

In 2003, the Company recorded a charge of $45,081,000 related to the write-down of the following assets:

In December 2003, the Company evaluated its future interest in its Cedax and Rondec product lines. The Company intended to focus its therapeutically aligned sales efforts on cardiovascular products, such as Cardizem® LA and Teveten®, as well as Zovirax. Without continued promotion the economic viability of Cedax and Rondec was substantiallylower, as these products required significant marketing and sales efforts in order to maintain market share. The Company evaluated the currentand forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill associated with its Swiss subsidiary, Biovail S.A, due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

YEAR ENDED DECEMBER 31, 2002

In 2002, the Company recorded a charge of $31,944,000 related to the write-down of the following assets:

In June 2002, the Company, Elan Corporation, plc (“Elan”) and the U.S. Federal Trade Commission (“FTC”) entered into a settlement with respect to the introduction of generic versions of Adalat CC. As a result of the FTC settlement, the agreements between the Company and Elan related to the Company’s in-licensing of Elan’s generic versions of Adalat CC were dissolved. Consequently, the Company’s long-term obligation to make minimum license payments to Elan under these agreements was terminated. The Company had been in negotiations to have Elan reacquire the rights to its generic versions of Adalat CC that had been sold to Biovail. As there had been no meaningful progress to these negotiations as at December 31, 2002, and as Biovail was unable to ascertain the eventualoutcome of these negotiations, Biovail determined that the net book value of the generic Adalat CC product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. In December 2002, the Company recorded a related charge of $22,406,000. In June 2003, the Company settled with Elan (as described in note 18 – Settlements).

In 2002, the Company recorded other-than-temporary declines in the values of its investment in Depomed and other investments of $7,398,000 and $676,000, respectively, and recorded other asset write-downs of $1,464,000.

18. SETTLEMENTS

PFIZER INC. (“PFIZER”), BAYER AG, BAYER CORPORATION, TEVA PHARMACEUTICALS USA, INC., MYLAN PHARMACEUTICALS INC. (“MYLAN”), MYLAN LABORATORIES INC.

In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL; (ii) compensation for the value of dated Nifedical XL in inventory; (iii) a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003; and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

ELAN

In June 2003, the Company settled with Elan with respect to the termination of the Company’s rights to Elan’s 30 mg and
60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

ELI LILLY AND COMPANY (“LILLY”)

In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly’s breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly’s recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; (ii) the recoverable value of the Keftab product right recorded in intangible assets; (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and (v) interest.

MYLAN

In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan’s breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of its generic version of Verelan; (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and (iii) interest.

During 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company’s lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

19. INCOME TAXES

The components of the provision for (recovery of) income taxes are as follows:

	2004	2003	2002
Current
Domestic	$485	$400	$1,250
Foreign	8,465	(4,400)	20,250
	8,950	(4,000)	21,500
Deferred
Domestic	—	—	—
Foreign	—	—	—
	—	—	—
	$8,950	$(4,000)	$21,500

The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company’s Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2004	2003	2002
Income (loss) before provision for (recovery of) income taxes	$169,944	$(31,265)	$109,295
Expected Canadian statutory rate	36.5%	34.1%	39.4%
Expected provision for (recovery of) income taxes	62,030	(10,661)	43,084
Non-deductible amounts
Amortization	23,472	45,343	26,130
Acquired research and development	3,154	42,530	66,125
Equity loss	1,525	344	—

Foreign tax rate differences	(163,648)	(143,719)	(126,862)
Unrecognized income tax benefit of losses	78,991	56,606	9,347
Other	3,426	5,557	3,676
	$8,950	$(4,000)	$21,500

The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

Deferred income taxes have been provided for on the following temporary differences:

	2004	2003
Deferred tax assets
Tax loss carryforwards	$165,113	$101,132
Scientific Research and Experimental Development pool	37,991	32,471
Provisions	33,982	25,576
Investment tax credits	27,552	23,739
Plant, equipment and technology	12,457	7,710
Deferred financing and share issue costs	6,701	14,125
Intangible assets	—	4,687
Other	4,667	4,079
Total deferred tax assets	288,463	213,519
Less valuation allowance	(284,080)	(207,932)
Net deferred tax assets	4,383	5,587
Deferred tax liabilities
Prepaid expenses	2,642	2,729
Intangible assets	1,043	1,147
Other	698	1,711
Total deferred tax liabilities	4,383	5,587
Net deferred income taxes	$—	$—

The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2004 and 2003, the valuation allowance increased by $76,148,000 and $91,411,000, respectively. The increases in the valuation allowance were mainly related to accumulated tax losses and tax credit carryforwards.

At December 31, 2004, the Company had accumulated tax losses of approximately $3,300,000 available for federal purposes and approximately $29,900,000 available for provincial purposes in Canada, which expire in 2008 and 2009. The Company also had approximately $27,500,000 of unclaimed Canadian investment tax credits, which expire from 2005 to 2014. These losses and investment tax credits can be used to offset future years’ taxable income and federal tax, respectively.

In addition, the Company has pooled Scientific Research and Experimental Development (“SR&ED”) expenditures amounting to approximately $104,400,000 available to offset against future years’ taxable income from its Canadian operations, which may be carried forward indefinitely.

The eventual settlement of the Company’s U.S. dollar denominated Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are settled. At December 31, 2004, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $130,000,000. If the Notes had been settled at December 31, 2004, one-half of this foreign exchange gain would have been included in the Company’s taxable income, which would have resulted in a corresponding reduction in the Company’s available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The eventual settlement of the Notes will not result in a foreign exchange gain or loss being recognized in the Company’s consolidated financial statements, as these statements are prepared in U.S. dollars.

At December 31, 2004, the Company has accumulated tax losses of approximately $409,600,000 for federal and state purposes in the United States, which expire from 2007 to 2024. These losses can be used to offset future years’ taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

20. EARNINGS OR LOSS PER SHARE

Earnings (loss) per share were calculated as follows:

	2004	2003	2002
Net income (loss)	$160,994	$(27,265)	$87,795
Basic weighted average number of common shares outstanding (000s)	159,115	158,516	151,960
Dilutive effect of stock options (000s)	143	—	2,511
Dilutive effect of warrants (000s)	—	—	5,992
Diluted weighted average number of common shares outstanding (000s)	159,258	158,516	160,463
Basic earnings (loss) per share	$1.01	$(0.17)	$0.58
Diluted earnings (loss) per share	$1.01	$(0.17)	$0.55

In 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

2003
Basic weighted average number of common shares outstanding (000s)	158,516
Potential dilutive effect of stock options (000s)	1,403
Adjusted weighted average number of common shares outstanding (000s)	159,919

21. CASH FLOW INFORMATION

CHANGES IN OPERATING ASSETS AND LIABILITIES

Increases (decreases) in cash flows from operations as a result of changes in operating assets and liabilities were as follows:

	2004	2003	2002
Accounts receivable	$29,396	$15,926	$(93,241)
Inventories	(26,108)	(30,023)	(14,643)
Deposits and prepaid expenses	(636)	3,156	(12,265)
Accounts payable	(26,281)	(3,590)	35,717
Accrued liabilities	(21,375)	(649)	47,578
Income taxes payable	428	(10,958)	17,618
Deferred revenue	4,401	(7,166)	(22,699)
	$(40,175)	$(33,304)	$(41,935)

NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no non-cash investing and financing activities in 2004. In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant. In 2002, non-cash investing and financing activities included long-term obligations of $99,620,000 and $69,961,000 related to the acquisitions of Vasotec® and Vaseretic®, and Wellbutrin® and Zyban®, respectively, as well as the long-term obligation of $80,656,000 related to the amendments to the Zovirax distribution agreement.

CASH PAID DURING THE YEAR

	2004	2003	2002
Interest	$32,594	$31,187	$14,899
Income taxes	8,195	7,862	5,063

22. MARKETING AND DISTRIBUTION AGREEMENTS

TEVA

In September 2004, Biovail resolved its pending arbitration with Teva and its affiliates related to a dispute over its existing distribution agreement with Teva. Under the terms of the settlement agreements entered into, Biovail granted Teva a four-year extension to the 10-year supply term for each of Biovail’s generic products currently marketed by Teva and Biovail sold Teva two extended-release generic products under development. In consideration, Biovail’s selling price to Teva for each generic product will be increased for the remainder of the extended supply term. In addition, Teva will pay Biovail up to $9,300,000, subject to certain milestones. At the date of settlement, Biovail was entitled to receive $6,800,000 of this amount, of which $6,300,000 was deferred and is being recognized over the remaining extended supply term. Biovail will only recognize the remaining $2,500,000 if the milestones are achieved.

Biovail also granted Teva an option to acquire one additional generic product under development. If Teva elects to exercise this option, it will pay Biovail up to $2,500,000, subject to certain milestones. Biovail will only recognize this amount if the milestones are achieved. Biovail will complete the development of this product and will retain the exclusive manufacturing rights to this product. Subject to approval by the FDA, Biovail will be entitled to a share of the profit on Teva’s net sales of this product for 10 years from the date of first commercial sale.

Biovail also entered into an agreement with Teva that provides for the supply of diltiazem HCl (the active ingredient in Cardizem®  and Tiazac®) by Teva to Biovail until December 31, 2009.

GSK

In October 2001, Biovail and GSK entered into an agreement for the development and license of Wellbutrin XL and the co-promotion of Wellbutrin SR. Under the terms of this agreement, Biovail licensed Wellbutrin XL to GSK for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK collaborated to complete the development of Wellbutrin XL and to obtain FDA approval for this product. In addition, GSK and Biovail co-promoted GSK’s Wellbutrin SR in the United States during the period from January 1, 2002 to March 31, 2003. In consideration for the activities undertaken by Biovail under this agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000 was related to the development of Wellbutrin XL. During 2002, Biovail completed the development of Wellbutrin XL and recognized the first increment in research and development revenue. The five remaining quarterly increments, of up to $10,000,000 each, related to the co-promotion of Wellbutrin SR in the United States. The receipt of each of these increments was dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount was determined based on a percentage of net sales of Wellbutrin SR in the United States during each quarter. Biovail received the full amount of these increments in each of the four quarters of 2002 and the first quarter of 2003.

GSK filed an NDA for Wellbutrin XL in August 2002 and received FDA approval for this product in August 2003. Biovail is the exclusive manufacturer and supplier of Wellbutrin XL to GSK on a worldwide basis. The supply price for trade product during each calendar year is determined based on an increasing tiered percentage of GSK’s net selling prices (after taking into consideration GSK’s provisions for estimated discounts, returns, rebates and chargebacks). The supply prices for sample product are fixed based on contractually agreed prices.

RELIANT

In November 2002, Biovail and Reliant entered into a co-promotion agreement to co-promote Biovail’s Zovirax, Teveten®, Teveten®HCT, Rondec, Cedax and Cardizem® LA products. Biovail and Reliant would detail these products to physicians in the United

States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail would spend a minimum prescribed amount on advertising and sales promotion of these products. In consideration of Reliant’s co-promotion activities under this agreement, Biovail would pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of these products.

Commencing on June 30, 2003, each of Biovail and Reliant had the right to terminate this agreement for any reason. In the event that either party terminated this agreement, Biovail could elect to either pay Reliant a termination fee, or continue to pay Reliant trailing royalties on sales of the co-promoted products through to December 31, 2008. In the event that Biovail elected to continue to pay Reliant these royalties, Reliant could elect to terminate the payment of these royalties on the withdrawal from the market or sale of any of the products, in which case Biovail would pay Reliant the termination fee. This agreement was to expire on December 31, 2008.

Effective April 1, 2003, Biovail and Reliant amended certain terms of this agreement, such that Reliant was responsible for one-half of certain advertising and sales promotion costs incurred during 2003 related to the co-promoted products. Accordingly, Biovail’s selling, general and administrative expenses in 2003 were recorded net of a reimbursement of $25,000,000 received from Reliant. The amended terms also increased the tiered co-promotion fee payable to Reliant.

Effective December 31, 2003, Biovail and Reliant mutually agreed to terminate the co-promotion agreement (as amended). Consequently, Biovail recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

In connection with the co-promotion agreement, Biovail, together with certain of Reliant’s existing lenders, established a $115,000,000 secured credit facility in favour of Reliant. Biovail committed to fund up to $70,000,000 of this credit facility. Interest was calculated daily on the outstanding advances at U.S. prime plus a margin of 2%. Coincident with the termination of the co-promotion agreement, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. In December 2003, Reliant paid Biovail $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, Biovail agreed to subscribe to Series D Preferred Units of Reliant (as described in note 9 – Long-Term Investments).

23. RESEARCH AND DEVELOPMENT COLLABORATIONS

In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company’s therapeutic areas of focus - cardiovascular (including Type II diabetes), pain management and central nervous system, and typically include formulation and product-development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers’ third-party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

These third-party developers are typically compensated on the basis of fees for service, milestone payments, royalties from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s), or some combination of these bases.

ETHYPHARM

In April 2002 (as amended in September 2003 and February 2004), Biovail licensed from Ethypharm the rights to market Tramadol ODT and Tramadol/APAP, as well as four other products in the United States, Canada and Mexico. Biovail will pay Ethypharm a milestone payment of $1,000,000 if Tramadol ODT is approved by the FDA, and a royalty on any future sales of Tramadol/APAP. Biovail will also pay up to $45,000,000 in milestone payments on the first regulatory approval of the four other products within the United States, Canada or Mexico, as well as royalties on any future sales of these products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail’s CEFORM™ technology and Ethypharm’s Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. Biovail has not made any milestone payments to Ethypharm.

DEPOMED

In May 2002, Biovail obtained from Depomed the rights to manufacture and market 500 mg tablets of Glumetza™ in the United States and Canada. Glumetza™ is a once-daily, extended-release formulation of metformin HCl for the treatment of Type II diabetes. The 500 mg tablets utilize Depomed’s Gastric Retention drug delivery technology. Depomed is responsible for completing the clinical development program in support of this product. If this product is approved by the FDA, Biovail will pay Depomed a $25,000,000 milestone fee, as well as royalties on any future sales of this product. Biovail has the option to reduce certain of those royalties for a one-time payment to Depomed of $35,000,000. Biovail has not made any milestone payments to Depomed.

In April 2004, Biovail and Depomed amended certain terms of the license agreement. Under the amended agreement, Biovail will pay Depomed a royalty on any future sales of Biovail’s 1000 mg tablets of Glumetza™, which utilize Biovail’s Smartcoat™ drug delivery technology. In exchange, Depomed allowed Biovail to use Depomed’s clinical data on the 500 mg tablets to support and accelerate regulatory submissions for Biovail’s 1000 mg tablet. In June 2004, the FDA accepted Biovail’s NDA submission for Glumetza™ 500 mg and 1000 mg tablets for review. In August 2004, Biovail’s New Drug Submission for Glumetza™ was accepted for review by the Canadian Therapeutic Products Directorate. In February 2005, Biovail received an Approvable Letter from the FDA for Glumetza™, which indicated that approval is pending completion of discussions with regard to a manufacturing issue.

PROCYON BIOPHARMA INC. (“PROCYON”)

In January 2002 (as amended in January 2004), the Company licensed from Procyon the rights to manufacture and market Fibrostat in the United States. Fibrostat is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $7,650,000 to Procyon for the development of Fibrostat, subject to the attainment of certain milestones. If Fibrostat is approved by the FDA, the Company will pay a licensing fee to Procyon of approximately $4,200,000, as well as royalties on any future sales of Fibrostat. Biovail has not paid any fees to Procyon.

In January 2005, Procyon announced the results of a Phase IIb clinical trial with Fibrostat, which indicated that although Fibrostat was safe and well tolerated, it did not have the desired efficacy. Biovail is currently reviewing the results of the Phase IIb study.

FLAMEL TECHNOLOGIES S.A. (“FLAMEL”)

In February 2003, Biovail licensed from Flamel the rights to manufacture and market an oral solid controlled-release formulation of acyclovir, for the treatment of episodic and recurrent genital herpes infections, in the United States and Canada. Biovail paid Flamel a non-refundable up-front payment of $500,000, and Biovail was to pay Flamel up to $6,500,000 on the achievement of certain developmental milestones, as well as royalties on any future sales of this product. Biovail did not make any milestone payments to Flamel.

Under the license agreement, Biovail was responsible for the clinical program required for FDA approval of the product. After meeting with the FDA on several occasions, it was determined that the extent of the clinical program and the resultant costs increased substantially relative to Biovail’s original estimate and, for this reason, Biovail elected not to initiate this program. Biovail was in discussions with Flamel regarding the clinical program when, in March 2005, Flamel decided to terminate the license agreement with Biovail.

24. LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

Because it cannot currently predict or foresee the outcome of the legal proceedings it is involved in, or reasonably estimate the amount of any losses that may result from these proceedings, the Company has not accrued for any loss contingencies related to these proceedings at December 31, 2004. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s results of operations, financial position and cash flows.

INTELLECTUAL PROPERTY

RhoxalPharma Inc. (“RhoxalPharma”) has filed an Abbreviated New Drug Submission (“ANDS”) in Canada, seeking approval of a generic version of Tiazac® (120 mg, 180 mg, 240 mg,300 mg and 360 mg). The Company has two patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until said proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

RhoxalPharma has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

Novopharm Limited (“Novopharm”) has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and had instituted legal proceedings with respect to two of the three listed patents. On January 6, 2005 the Court issued a decision finding that Novopharm’s formulations do not infringe the listed patents. The decision has been appealed, but that appeal process did not prevent the issuance of a Notice of Compliance to Novopharm.

PharmaScience Inc. (“PharmaScience”) has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has three patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

Torpharm, Inc. (“Torpharm”) has filed an Abbreviated New Drug Application (“ANDA”) in the United States, seeking approval for a generic version of Cardizem® CD (120 mg, 180 mg, 240 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay.

Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

Anchen Pharmaceuticals Inc. (“Anchen”) has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Anchen until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

Abrika LLLP (“Abrika”) has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Abrika until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

Impax Laboratories Inc. (“Impax”) has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL (150 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Impax until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

PRODUCT LIABILITY

Biovail Pharmaceuticals, Inc. (“BPI”) has been named in two Complaints alleging personal injuries arising from Plaintiffs’ use of Dura-Vent, a product containing phenylpropanolamine (“PPA”) and formerly marketed by BPI. One case has been dismissed without prejudice while the Company has never been served with a summons in the second case, which is not being prosecuted against the Company. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

ANTITRUST

Several class action complaints have been filed against the Company in which the Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. The Company believes that the complaints are without merit and that the Company’s actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation’s (“Andrx”) inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Company has filed its Motion for Summary Judgment seeking to dismiss those of the actions pending in federal court. In the meantime, similar cases pending in the state court in California have been stayed.

Several class action suits have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail believes these suits are without merit since, among other things, any delay in the marketing or out-licensing of the Company’s Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company has filedan extensive Motion for the summary dismissal of these actions. The Court has denied the Company’s motion to dismiss the damage claims broughton behalf of a purported class of so-called “direct purchasers”, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and “end-payors” without prejudice. The consumer and “end-payor” claims were re-filed in California state court. The actions will proceed on their merits through normal legal process.

SECURITIES CLASS ACTIONS

In the fourth quarter of 2003, a number of Securities Class Action Complaints were filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. More specifically the Complaints allege that Biovail and certain of its officers made materially false and misleading statements during certain specified periods of time.

The Plaintiffs filed a Consolidated Amended Class Action Complaint to which the Company responded by filing a Motion to dismiss. The Court has denied the Company’s motion to dismiss. The action will proceed on its merits through normal legal process.

DEFAMATION AND TORT

On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company’s actions resulted in damages to him by way of lost employment and employment opportunities.

The Company filed a motion for summary dismissal of this action. The Court has dismissed a number of claims, with the remaining claims to proceed through the litigation process on the merits.

GENERAL CIVIL ACTIONS

Complaints have been filed by the City of New York, the State of Alabama and the New York State Counties of Onondaga, Rockland, Erie and Westchester, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the “average wholesale price” of their prescription drugs, resulting in overpayments by the plaintiffs for pharmaceutical products sold by the companies. However, given the paucity of Biovail products at issue and the very brief time frame in respect of such sales, the Company anticipates that even if the actions were successful, any recovery against Biovail would likely not be material.

GOVERNMENTAL AND REGULATORY ENQUIRIES

The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General (“OIG”) of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company’s clinical experience and marketing programs related to Cardizem® LA. The Company is providing the OIG its full cooperation in this inquiry.

On November 20, 2003, the Company received a notification from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company’s financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company’s financial performance for the fiscal year 2003, but the scope of the investigation is broader, and the period under review now goes back to June 2001. The Company is providing the SEC with its full cooperation.

The Company received requests for information from the Ontario Securities Commission (“OSC”) as part of the OSC’s continuous disclosure review of public companies. The Company cooperated with the OSC in providing the requested information in respect of these enquiries. In addition, the Company received notification that the OSC “is conducting a routine enquiry into the trading of Biovail Corporation” securities prior to the issuance of press releases on October 3, 2003, which provided guidance for the third quarter, and October 30, 2003, which reported the financial results for the third quarter. Subsequently, the Company has received further requests for information and documentation. The Company is providing the OSC with its full cooperation.

25. CONTRACTUAL OBLIGATIONS

OPERATING LEASE COMMITMENTS

The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was approximately $10,300,000, $7,800,000 and $5,000,000 in 2004, 2003 and 2002, respectively.

Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2005	$9,900
2006	9,200
2007	8,100
2008	6,600
2009	4,700
Thereafter	20,100
Total minimum future rental payments (1)	$58,600

(1)   Minimum future rental payments have not been reduced by the following sublease rentals due under a non-cancelable sublease: 2005 - $188,000; 2006 - $288,000; 2007 - $301,000; and 2008 - $102,000.

CONTINGENT MILESTONE PAYMENTS

The Company may be required to make the following milestone payments under research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company has not accrued for these payments at December 31, 2004.

	Third-party
	collaborator	Amount
Tramadol ODT, and four other products	Ethypharm	$46,000
Glumetza™	Depomed	25,000
Athpharma products	Athpharma	24,200
Pharma Pass products	PPII	14,235
Fibrostat	Procyon	11,850
Colonic Delivery System products	PPII	10,000
Other	Other	2,400
		$133,685

PURCHASE OBLIGATIONS

In connection with the acquisition of Ativan® and Isordil® (as described in note 3 – Disposition and Acquisitions of Intangible Assets), Biovail will pay Wyeth a $20,000,000 additional rights payment, increasingat 10% per annum, on the approval by the FDA of the first Ativan® lineextension product that may be developed by Biovail. This payment has not been recorded as a liability at December 31, 2004, and it is in addition to the Ativan® and Isordil® fixed annual payments recorded in long-term obligations.

In connection with the manufacture and supply of Vasotec® and Vaseretic®, Biovail is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining payments are due semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2005 - $3,810,000; and 2006 - $3,589,000. These payments have not been recorded as liabilities at December 31, 2004, and they are in addition to the Vasotec® and Vaseretic® minimum fixed royalty payments recorded in long-term obligations.

26. SEGMENT INFORMATION

The Company operates in one operating segment – the development and commercialization of pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

GEOGRAPHIC INFORMATION

The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-lived Assets(2)
	2004	2003	2002	2004	2003	2002
Canada	$110,511	$124,800	$62,848	$108,988	$114,660	$94,519
United States and Puerto Rico	767,562	692,853	713,615	184,793	182,495	271,122
Barbados and other Caribbean	—	—	9,533	1,007,448	1,071,082	1,039,868
Other countries	8,470	6,069	2,029	27,134	28,539	27,340
	$886,543	$823,722	$788,025	$1,328,363	$1,396,776	$1,432,849

(1)       Revenue is attributed to countries based on the location of the customer.

(2)       Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

MAJOR CUSTOMERS

The following table identifies external customers that accounted in 2004 for 10% or more of the Company’s total revenue:

	Percentage of total revenue
	2004	2003	2002
Customer A	36%	9%	7%
Customer B	17	13	23
Customer C	13	17	11

27. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform to the presentation adopted in 2004.

SHAREHOLDER INFORMATION

HEAD OFFICE

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

MANUFACTURING FACILITIES

Steinbach, Manitoba

Carolina, Puerto Rico

Dorado, Puerto Rico

Chantilly, Virginia

RESEARCH AND DEVELOPMENT FACILITIES

Dublin, Ireland

Toronto, Ontario

Chantilly, Virginia

Mississauga, Ontario

SALES AND MARKETING OPERATIONS

Biovail Pharmaceuticals Canada

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Biovail Pharmaceuticals, Inc.

700 Route 202/206 North

Bridgewater, New Jersey 08807

U.S.A.

AUDITORS

Ernst & Young LLP

Chartered Accountants

Toronto, Ontario

LEGAL COUNSEL

Osler, Hoskin & Harcourt LLP

Toronto, Ontario

Proskauer Rose LLP

New York, New York

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company

Toronto, Ontario

1.800.387.0825

inquiries@cibcmellon.com

Mellon Investor Services LLC

New York, New York

THE ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 10:00 a.m. EDT

Tuesday, June 28, 2005,

at the TSX Broadcast and Conference Centre

130 King Street West

Toronto, Ontario

M5X 1J2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

New York Stock Exchange

TRADING SYMBOL

Common Shares: BVF

SHARES OUTSTANDING AT DECEMBER 31, 2004

159.4 million

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, quarterly reports or for further information, please contact Investor Relations.

Mail

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Phone

905.286.3000

Fax

905.286.3050

E-mail

ir@biovail.com

Website

www.biovail.com

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, FlashDose®, Glumetza™, Isordil®, Shearform™, Smartcoat™, Tiazac®, Teveten®, Teveten® HCT, Vasotec® and Vaseretic®.

Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of “The GlaxoSmithKline Group of Companies” and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

SELECTED QUARTERLY DATA

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

	Q1	Q2	Q3	Q4	Total
2004
Product sales	$175,097	$197,213	$203,457	$265,679	$841,446
Revenue	186,626	206,313	215,725	277,879	886,543
Expenses	155,334	146,607	153,272	215,266	670,479
Operating income	31,292	59,706	62,453	62,613	216,064
Net income	21,106	44,208	49,635	46,045	160,994

Specific items affecting operations:
Write-down (gain on disposal) of assets	—	—	(1,471)	42,156	40,685
Acquired research and development	8,640	—	—	—	8,640
Equity loss	64	63	—	4,052	4,179
Specific items affecting operations	8,704	63	(1,471)	46,208	53,504
Net income excluding specific items(1)	29,810	44,271	48,164	92,253	214,498
Adjustments to get to EBITDA excluding specific items:
Net interest expense	10,990	8,803	9,917	9,360	39,070
Provision for income taxes	1,300	1,800	2,100	3,750	8,950
Depreciation and amortization	22,594	21,415	21,910	22,388	88,307
EBITDA excluding specific items(1)	64,694	76,289	82,091	127,751	350,825

Diluted per share data
Net income	$0.13	$0.28	$0.31	$0.29	$1.01
Net income excluding specific items(1)	$0.19	$0.28	$0.30	$0.58	$1.35
EBITDA excluding specific items(1)	$0.41	$0.48	$0.52	$0.80	$2.20
Depreciation and amortization	$0.14	$0.13	$0.14	$0.14	$0.55
Weighted average number of common shares outstanding (000s)	159,281	159,201	158,904	159,349	159,258

Common share price(2)
High	$26.01	$19.89	$19.03	$20.38	$26.01
Low	$15.50	$15.56	$14.80	$14.30	$14.30

2003
Product sales	$126,914	$157,730	$179,985	$168,269	$632,898
Revenue	191,390	217,283	215,314	199,735	823,722
Expenses	117,892	209,524	181,474	297,896	806,786
Operating income (loss)	73,498	7,759	33,840	(98,161)	16,936
Net income (loss)	57,599	(4,940)	16,114	(96,038)	(27,265)

Specific items affecting operations:
Write-down of assets	—	—	—	45,081	45,081
Acquired research and development	—	84,200	18,409	22,111	124,720
Extinguishment of royalty obligation	—	—	—	61,348	61,348
Foreign exchange loss on long-term obligation	5,392	6,601	(655)	1,723	13,061
Relocation costs	—	—	3,156	4,383	7,539
Equity loss	25	125	74	786	1,010
Reduction in tax contingency provision	—	—	—	(12,000)	(12,000)
Specific items affecting operations	5,417	90,926	20,984	123,432	240,759
Net income excluding specific items(1)	63,016	85,986	37,098	27,394	213,494
Adjustments to get to EBITDA excluding specific items:
Net interest expense	6,915	7,872	9,349	9,120	33,256
Provision for (recovery of) income taxes	4,650	5,700	2,950	(5,300)	8,000
Depreciation and amortization	44,174	50,181	32,290	30,672	157,317
EBITDA excluding specific items(1)	118,755	149,739	81,687	61,886	412,067

Diluted per share data
Net income (loss)	$0.36	$(0.03)	$0.10	$(0.60)	$(0.17)
Net income excluding specific items(1)	$0.40	$0.54	$0.23	$0.17	$1.34
EBITDA excluding specific items(1)	$0.74	$0.93	$0.51	$0.39	$2.58
Depreciation and amortization	$0.28	$0.31	$0.20	$0.19	$0.98
Weighted average number of common shares outstanding (000s)	159,493	160,428	160,426	159,322	159,919

Common share price(2)
High	$41.00	$51.30	$48.09	$37.77	$51.30
Low	$26.72	$35.10	$36.00	$16.51	$16.51

(1)   Net income excluding specific items and earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding specific items are non-GAAP measures and have no standardized definitions under GAAP. These measures are presented to enhance the comparison of quarterly and annual data and may not be comparable to similar measures presented by other issuers.

(2)   High and low per share sales prices on the New York Stock Exchange.

TEN-YEAR FINANCIAL SUMMARY

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

2004	2003	2002	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995(1)
OPERATING RESULTS
Revenue
Product sales	$841,446	$632,898	$645,986	$521,154	$217,004	$98,029	$69,154	$50,333	$54,313	$7,915
Research and development	20,452	14,239	28,425	14,596	66,834	48,232	30,891	18,809	4,374	4,333
Co-promotion, royalty and licensing	24,645	176,585	113,614	47,513	25,332	26,203	11,612	12,487	7,743	7,396
886,543	823,722	788,025	583,263	309,170	172,464	111,657	81,629	66,430	19,644
Expenses
Cost of goods sold	228,278	139,456	164,706	125,995	67,980	35,027	28,542	16,420	21,717	2,705
Research and development	70,493	86,570	52,150	51,017	51,709	32,954	17,490	14,386	10,901	7,194
Selling, general and administrative	257,407	242,771	166,397	109,028	51,621	36,223	19,735	15,353	9,982	6,893
Amortization	64,976	140,895	71,499	44,513	7,232	2,789	470	204	211	181
Write-down of assets, net of gain on disposal	40,685	45,081	31,944	80,482	—	—	—	—	—	—
Acquired research and development	8,640	124,720	167,745	—	208,424	105,689	—	—	—	—
Extinguishment of royalty obligation	—	61,348	—	—	—	—	—	—	—	—
Settlements	—	(34,055)	—	—	—	—	—	—	—	—
670,479	806,786	654,441	411,035	386,966	212,682	66,237	46,363	42,811	16,973
Operating income (loss)	216,064	16,936	133,584	172,228	(77,796)	(40,218)	45,420	35,266	23,619	2,671
Net income (loss)	160,994	(27,265)	87,795	87,448	(147,976)	(109,978)	41,577	32,822	22,664	5,870
Specific items affecting operations:
Acquired research and development	8,640	124,720	167,745	—	208,424	105,689	—	—	—	—
Write-down of assets, net of gain on disposal	40,685	45,081	31,944	80,482	—	—	—	—	—	—
Equity loss	4,179	1,010	—	—	—	56,451	—	—	—	—
Extinguishment of royalty obligation	—	61,348	—	—	—	—	—	—	—	—
Relocation costs	—	7,539	—	—	—	—	—	—	—	—
Foreign exchange loss on long-term obligation	—	13,061	—	—	—	—	—	—	—	—
Reduction in tax contingency provision	—	(12,000)	—	—	—	—	—	—	—	—
Debt conversion and extinguishment provision	—	—	—	34,923	20,039	—	—	—	—	—
Cumulative effect adjustment of change in accounting policy	—	—	—	—	43,500	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(3,617)
Specific items affecting operations	53,504	240,759	199,689	115,405	271,963	162,140	—	—	—	(3,617)
Net income excluding specific items(2)	214,498	213,494	287,484	202,853	123,987	52,162	41,577	32,822	22,664	2,253
Adjustments to get to EBITDA excluding specific items:
Net interest expense (income)	39,070	33,256	28,397	33,500	(2,955)	9,152	1,702	351	(392)	99
Provision for income taxes	8,950	8,000	21,500	15,285	9,360	4,215	2,024	1,941	714	201
Depreciation and amortization	88,307	157,317	82,368	55,287	20,988	8,187	4,829	3,157	1,967	1,238
EBITDA excluding specific items(2)	350,825	412,067	419,749	306,925	151,380	73,716	50,132	38,271	24,953	3,791

Diluted per share data
Net income (loss)	$1.01	$(0.17)	$0.55	$0.58	$(1.16)	$(1.07)	$0.38	$0.31	$0.21	$0.06
Net income excluding specific items(2)	$1.35	$1.34	$1.79	$1.35	$0.86	$0.48	$0.38	$0.31	$0.21	$0.02
EBITDA excluding specific items(2)	$2.20	$2.58	$2.62	$2.04	$1.05	$0.68	$0.46	$0.36	$0.23	$0.04
Depreciation and amortization	$0.55	$0.98	$0.51	$0.37	$0.15	$0.08	$0.04	$0.03	$0.02	$0.01

Weighted average number of common shares outstanding (000s)	159,258	159,919	160,463	150,690	143,512	108,174	108,944	106,476	107,728	106,696
FINANCIAL POSITION
Cash and cash equivalents	$34,324	$133,261	$56,080	$434,891	$125,144	$178,086	$78,279	$8,275	$4,526	$24,323
Working capital	124,414	149,884	(23,527)	427,856	(25,295)	266,068	114,898	47,663	9,606	696
Total assets	1,711,060	1,922,774	1,833,804	1,331,483	1,107,267	467,179	198,616	93,739	58,606	60,867
Long-term obligations	478,936	822,927	747,350	46,161	738,729	137,504	126,835	4,847	6,968	10,195
Shareholders’ equity	1,053,913	881,595	845,686	1,126,074	237,458	267,336	49,888	75,458	36,943	14,592
Shareholders’ equity excluding specific items(2)	2,093,756	1,867,934	1,591,266	1,671,965	667,944	425,859	46,271	71,841	33,326	10,975
COMMON SHARE PERFORMANCE
Market capitalization	$2,635,000	$3,413,000	$4,176,000	$8,859,000	$5,106,000	$2,915,000	$940,000	$1,041,000	$652,000	$652,000
Closing share price on New York Stock Exchange	$16.53	$21.49	$26.41	$56.25	$38.84	$23.44	$9.45	$9.77	$6.41	$6.44
Closing number of common shares issued and outstanding (000s)	159,383	158,797	158,120	157,496	131,461	124,392	99,444	106,644	101,708	101,308
CASH FLOWS
Operating activities	$277,090	$281,979	$334,104	$284,121	$102,494	$51,985	$52,394	$3,566	$(5,622)	$31,146
Additions to property, plant and equipment	(28,029)	(36,923)	(61,382)	(44,436)	(15,845)	(7,759)	(3,920)	(2,664)	(6,692)	(2,642)
Acquisitions of businesses, net of cash acquired	(9,319)	(25,741)	(240,581)	—	(622,145)	(43,720)	—	—	—	(5,243)
Acquisitions of intangible assets	—	(242,298)	(375,385)	(12,445)	(27,752)	(13,340)	(19,000)	—	—	—
Net issuance (repurchase/repayments) of long-term obligations	(348,838)	50,456	450,195	(404,666)	309,153	(75,212)	117,705	(1,829)	(3,177)	(441)
Net issuance (repurchase of common shares)	8,012	12,079	(483,485)	469,163	109,604	223,128	(68,212)	4,464	197	702
Net increase (decrease) in cash and cash equivalents	(98,937)	77,181	(378,811)	309,747	(52,942)	99,807	70,004	3,749	(19,797)	21,504
RATIOS
EBITDA excluding specific items as a percentage of revenue(2)	39.6%	50.0%	53.3%	52.6%	49.0%	42.7%	44.9%	46.9%	37.6%	19.3%
Net income excluding specific items as a percentage of revenue(2)	24.2%	25.9%	36.5%	34.8%	40.1%	30.2%	37.2%	40.2%	34.1%	11.5%
Return on shareholders’ equity excluding specific items(2)	10.8%	12.3%	17.6%	17.3%	22.7%	22.1%	70.4%	62.4%	102.3%	24.1%
Ratio of EBITDA excluding specific items to interest expense(2)	8.7	x	10.2	x	13.1	x	8.5	x	7.3	x	5.1	x	21.3	x	192.3	x	42.2	x	5.3	x
Product sales growth	33.0%	-2.0%	24.0%	140.2%	121.4%	41.8%	37.4%	-7.3%	586.2%	59.1%
Revenue growth	7.6%	4.5%	35.1%	88.7%	79.3%	54.5%	36.8%	22.9%	238.2%	18.6%

HEADCOUNT - Number of employees, end of year	2,291	1,958	1,857	1,425	1,200	701	489	377	315	250

(1)   Data have been derived from consolidated financial statements prepared in accordance with Canadian GAAP.

(2)   Certain financial information presented above (such as net income excluding specific items, earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding specific items, and shareholders’ equity excluding specific items) are non-GAAP measures and have no standardized definitions under GAAP.

These measures are presented to enhance the comparison of annual data and may not be comparable to similar measures presented by other issuers.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

EUGENE N. MELNYK

Executive

Chairman of the Board

ROLF K. REININGHAUS

Senior Vice-President,

Corporate & Strategic

Development

WILFRED BRISTOW

Senior Vice-President,

Nesbitt Burns Inc.

MICHAEL VAN EVERY, CA

Director

DR. LAURENCE E. PAUL, M.D.

Managing Director,

Laurel Crown Ventures

SHELDON PLENER

Senior Partner, Cassels Brock

& Blackwell LLP

ROGER ROWAN

President &

Chief Operating Officer,

Watt Carmichael, Inc.

EXECUTIVE OFFICERS

DR. DOUGLAS J.P. SQUIRES

Chief Executive Officer

CHARLES A. ROWLAND, JR

Senior Vice-President,

Chief Financial Officer

KENNETH C. CANCELLARA

Senior Vice-President,

Chief Legal Officer

& Corporate Secretary

ROLF K. REININGHAUS

Senior Vice-President,

Corporate & Strategic

Development

DR. GREGORY J. SZPUNAR

Senior Vice-President,

Research & Development

and Chief Scientific Officer

DR. MICHAEL YEOMANS

Senior Vice-President,

Global Business Development

BRIAN CROMBIE

Senior Vice-President,

Strategic Development

DAVID (RICK) KEEFER

Senior Vice-President,

Commercial Operations

JOHN R. MISZUK

Vice-President, Controller

& Assistant Secretary

KENNETH G. HOWLING

Vice-President, Finance

and Corporate Affairs

MARK DURHAM

Vice-President,

Corporate Human Resources

JOHN SEBBEN

Vice-President, Global

Manufacturing

CORPORATE GOVERNANCE

As one of the world’s leading technology-rich, specialty pharmaceutical companies, Biovail Corporation has a strong commitment to corporate governance. The Company steadfastly believes that strong corporate-governance practices provide shareholders with the assurance they require that Biovail is being operated in their best interests. To this end, Biovail and its Board of Directors, under the leadership of Executive Chairman Eugene Melnyk and Chief Executive Officer Dr. Douglas Squires, is committed to building and maintaining a proactive governance culture that seeks to continuously improve and incorporate the highest standards of ethical behavior throughout all aspects of the business. For more information about corporate governance at Biovail, go to www.biovail.com

BIOVAIL CORPORATION 7150 Mississauga Road Mississauga, Ontario, Canada L5N 8M5 WWW.BIOVAIL.COM
MORE INFORMATION? INVESTOR RELATIONS 905.286.3000 IR@BIOVAIL.COM